Long Beach Mortgage Loan Trust 2006-7
Issuing Entity

$1,562,286,000
(+/-5% Approximate)

Long Beach Securities Corp.
Depositor

Washington Mutual Bank
Sponsor and Servicer

WaMu Capital Corp.   **Goldman, Sachs & Co.**
Co-Lead Managers



Important Notice About Information Presented in this Preliminary Term Sheet

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may obtain the documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

This preliminary term sheet is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this preliminary term sheet is preliminary and is subject to completion or change.

The information in this preliminary term sheet supersedes information contained in any prior communication relating to these securities.

Numerous assumptions were used in preparing this preliminary term sheet which may or may not be stated herein. This preliminary term sheet should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

This preliminary term sheet is not an offer to sell or a solicitation of any offer to buy nor shall there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this preliminary term sheet and to solicit an indication of your interest in purchasing such securities, when, as and if issued. Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities. You may withdraw your indication of interest at any time.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this preliminary term sheet is attached relating to (1) no representation that these materials are accurate or complete and may not be updated or (2) these materials possibly being confidential are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

$1,562,286,000
(+/- 5% Approximate)

Long Beach Mortgage Loan Trust 2006-7

Class[1,2]	Principal Balance($)	Expected Rating S&P/Moody's/Fitch	Assumed Final Distribution Date	Certificate Type
I-A[3]	360,139,000	AAA/Aaa/AAA	August 25, 2036	Floating Rate Senior
II-A1	409,168,000	AAA/Aaa/AAA	August 25, 2036	Floating Rate Senior
II-A2	142,278,000	AAA/Aaa/AAA	August 25, 2036	Floating Rate Senior
II-A3	286,209,000	AAA/Aaa/AAA	August 25, 2036	Floating Rate Senior
II-A4	93,069,000	AAA/Aaa/AAA	August 25, 2036	Floating Rate Senior
M-1	51,092,000	[AA+]/Aa1/AA+	August 25, 2036	Floating Rate Subordinate
M-2	47,898,000	[AA+]/Aa2/AA+	August 25, 2036	Floating Rate Subordinate
M-3	29,537,000	[AA+]/Aa3/AA	August 25, 2036	Floating Rate Subordinate
M-4	26,344,000	[AA]/A1/AA-	August 25, 2036	Floating Rate Subordinate
M-5	25,546,000	[AA-]/A2/A+	August 25, 2036	Floating Rate Subordinate
M-6	20,756,000	[A+]/A3/A	August 25, 2036	Floating Rate Subordinate
M-7	15,966,000	[A]/Baa1/A-	August 25, 2036	Floating Rate Subordinate
M-8	15,966,000	[A-]/Baa2/BBB+	August 25, 2036	Floating Rate Subordinate
M-9	11,176,000	[BBB+]/Baa3/BBB	August 25, 2036	Floating Rate Subordinate
M-10	11,176,000	[BBB]/Ba1/BBB-	August 25, 2036	Floating Rate Subordinate
M-11	15,966,000	[BBB-]/Ba2/BB+	August 25, 2036	Floating Rate Subordinate
Total	**$1,562,286,000**			

(1) The Class I-A Certificates will be backed primarily by the Group I Mortgage Loans. The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will be backed primarily by the Group II Mortgage Loans. The Class M Certificates (as defined herein) will be backed by the cash flows from the Mortgage Loans. The principal balance of each class of the Certificates is subject to a 5% variance.

(2) The Certificates are priced to a 10% Clean-up Call. The margin on the Class I-A, Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will be equal to 2.0x the original margin beginning on the first Distribution Date after the 10% Clean-up Call may first be exercised. The margin on the Class M Certificates will be equal to 1.5x the original margin beginning on the first Distribution Date after which the 10% Clean-up Call may first be exercised.

(3) Not offered hereby.

Depositor:	Long Beach Securities Corp.
Sponsor and Servicer:	Washington Mutual Bank.
Issuing Entity:	Long Beach Mortgage Loan Trust 2006-7. The Issuing Entity is also referred to herein as the "Trust."
Servicing Fee Rate:	0.50% per annum.
Co-Lead Managers:	WaMu Capital Corp. and Goldman, Sachs & Co.
Trustee:	Deutsche Bank National Trust Company.
Delaware Trustee:	Deutsche Bank Trust Company Delaware.
Trustee Fee:	Compensation to the Trustee will consist of interest earned on amounts in the distribution account prior to any Distribution Date.
Swap Counterparty:	Wachovia Bank, N.A.
Group I Certificates:	The Class I-A Certificates.
Group II Certificates:	The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates.
Class A Certificates:	The Group I Certificates and the Group II Certificates.
Class M Certificates:	The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates.
Certificates:	The Class A and Class M Certificates.
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests and an undivided right to receive any Net WAC Rate Carryover Amounts for tax purposes.
Registration:	The Certificates will be available in book-entry form through the Depository Trust Company and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	August 1, 2006.
Expected Pricing Date:	Week of August 21, 2006.
Expected Closing Date:	On or about August 30, 2006.
Expected Settlement Date:	On or about August 30, 2006.
Distribution Date:	The 25th day of each month (or if such day is not a business day, the next succeeding business day) commencing in September 2006.
Final Scheduled Distribution Date:	August 2036. The actual final Distribution Date for each class of the Certificates may be earlier or later, and could be substantially earlier, than the Distribution Date in August 2036.

Due Period:	With respect to any Distribution Date, the period commencing on the 2nd day of the month preceding the month in which the Distribution Date occurs and ending on the 1st day of the month in which such Distribution Date occurs.
Prepayment Period:	With respect to any Distribution Date, (i) the period commencing on the 15th day of the month preceding the month in which the Distribution Date occurs (or in the case of the first Distribution Date, the Cut-off Date) and ending on the 14th day of the month in which such Distribution Date occurs, for purposes of prepayments in full; and (ii) the calendar month immediately preceding the month in which the Distribution Date occurs, for any other purpose.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	With respect to each Distribution Date, the period commencing on the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	It is expected that the Class A and Class M Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, as amended, so long as the conditions of certain class exemptions are met. Investors should consult their own advisors.
SMMEA Eligibility:	None of the Certificates is expected to be SMMEA eligible.
Clean-up Call:	The terms of the transaction will allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates, which may be exercised by the Servicer on the Distribution Date following the determination date in which the aggregate stated principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.
Mortgage Loans:	The mortgage loans will consist of a pool of fixed-rate and adjustable-rate, one- to four-family, first and second lien residential mortgage loans. The description of the mortgage loans is on the basis of their scheduled principal balances as of the Cut-off Date. As of the Cut-off Date, the mortgage loans expected to be delivered to the Trust on the Closing Date have an aggregate scheduled principal balance of approximately $1,596,614,194 of which: (i) approximately $445,440,709 consist of a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $1,151,173,484 consist of a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" and together with the Group I Mortgage Loans, the "***Mortgage Loans***"). The Mortgage Loans have the characteristics described on Exhibit A.
	Approximately 24.37% of the Mortgage Loans are 40-Year Mortgage Loans, approximately 25.84% of the Group I Mortgage Loans are 40-Year Mortgage Loans, and approximately 23.80% of the Group II Mortgage Loans are 40-Year Mortgage Loans.
40-Year Mortgage Loans:	Mortgage Loans with an original term to maturity equal to 480 months.
Mortgage Insurance:	Approximately 55.77% of the first lien Mortgage Loans with over 80% loan-to-value ratios will be covered by a loan level primary insurance policy provided by

PMI Mortgage Insurance Co. This coverage will generally reduce the LTV of the insured loans to 60%. The provider of the loan-level primary mortgage insurance policy will be paid a monthly fee calculated as an annual percentage on the principal balance of each mortgage loan insured by the primary mortgage insurance provider. This fee will be approximately 1.410% of the insured Mortgage Loans and 0.167% of all Mortgage Loans. This fee is payable before any distributions to the Certificateholders or the Swap Counterparty.

Adjusted Net Mortgage Rate:

With respect to any Mortgage Loan, the mortgage rate for such Mortgage Loan less the servicing fee rate and the mortgage insurance fee rate, if applicable.

Adjusted Net Maximum Mortgage Rate:

With respect to any Mortgage Loan, the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the servicing fee rate and the mortgage insurance fee rate, if applicable.

Pass-Through Rate:

With respect to each class of Certificates on any Distribution Date, a per annum rate equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

Formula Rate:

With respect to each class of Certificates, a per annum rate equal to the lesser of (i) One Month LIBOR plus the related margin for such class and (ii) the related Maximum Cap.

Group I Net WAC Rate:

With respect to any Distribution Date (other than the first Distribution Date) and the Group I Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the sum of (a) any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty allocable to the Group I Mortgage Loans, and (b) the Coupon Strip allocable to the Group I Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Net WAC Rate:

With respect to any Distribution Date (other than the first Distribution Date) and the Group II Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the sum of (a) any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty allocable to the Group II Mortgage Loans, and (b) the Coupon Strip allocable to the Group II Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Net WAC Rate:	With respect to any Distribution Date (other than the first Distribution Date) and the Class M Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on a prior distribution date) the principal balance of the related Class A Certificates), of (i) the Group I Net WAC Rate and (ii) the Group II Net WAC Rate.
Group I Maximum Cap Rate:	With respect to the Group I Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate principal balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to (i) any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty less (ii) the Coupon Strip and (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Group II Maximum Cap Rate:	With respect to the Group II Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to (i) any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty less (ii) the Coupon Strip (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Maximum Cap Rate:	With respect to the Class M Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on a prior distribution date) the principal balance of the related Class A Certificates) of the Group I Maximum Cap Rate and the Group II Maximum Cap Rate.
Net WAC Rate Carryover Amount:	With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such class of Certificates is limited by the related Net WAC Rate, an amount equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate, and (ii) the unpaid portion of any related Net WAC

Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such class of Certificates is the related Formula Rate, the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Interest
Distribution Amount: With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group I Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group I Mortgage Loans.

Group II Interest
Distribution Amount: With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group II Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group II Mortgage Loans.

Final Maturity
Reserve Fund: On or after the 120th Distribution Date through the 239th Distribution Date, if on such any Distribution Date if the constant prepayment rate of the Mortgage Loans is equal to or less than 15%, an amount equal to approximately 0.195% of the aggregate principal balance of the Mortgage Loans (such amount is in each case the "**Coupon Strip**") will be placed into a reserve fund (the "**Final Maturity Reserve Fund**"). On and after the 240th Distribution Date, all amounts otherwise payable to the Class C Certificates will be deposited into the Final Maturity Reserve Fund until the amounts on deposit therein are equal to the stated principal balance of the Mortgage Loans with 40-year original term to maturity less the certificate principal balance of the Class C Certificates. Amounts in the Final Maturity Reserve Fund will be available if needed to make a payment to certificateholders on the 360th Distribution Date.

Group I Principal
Allocation Percentage: With respect to any Distribution Date, the principal remittance amount for the Group I Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.

Group II Principal
Allocation Percentage: With respect to any Distribution Date, the principal remittance amount for the Group II Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.

Group I and Group II
Principal Distribution
Amounts: With respect to any Distribution Date, generally an amount determined by multiplying the related Group I Principal Allocation Percentage or Group II Principal Allocation Percentage by the aggregate principal remittance amount for the Mortgage Loans.

Group I Senior
Principal Distribution
Amount: With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group I Certificates immediately prior to such

Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 61.70% and (ii) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group I Mortgage Loans as of the Cut-off Date.

Group II Senior Principal Distribution Amount:

With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 61.70% and (ii) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group II Mortgage Loans as of the Cut-off Date.

Overcollateralization Target Amount:

With respect to any Distribution Date:
(i)   prior to the Stepdown Date, 2.15% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date; and,
(ii) on or after the Stepdown Date, the greater of:
     (a) the lesser of (x) 2.15% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date and (y) 4.30% of the current aggregate stated principal balance of the Mortgage Loans; and
     (b) 0.50% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date (the "*OC Floor*"); provided however, that on any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of:
(i)   the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero; and,
(ii) the later to occur of
     (x) the Distribution Date occurring in September 2009 and
     (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 38.30%.

Interest Coverage Account:	On the Closing Date, the Depositor will pay to the Trustee for deposit in an interest coverage account an amount which will be applied by the Trustee to cover shortfalls in the amount of interest generated by the related Mortgage Loans arising from the long first accrual period.

Credit Enhancement:	Consists of the following:
	    1) Monthly Excess Cashflow;
	    2) Overcollateralized Amount;
	    3) Subordination;
	    4) Net swap payments received from the Swap Counterparty (if any); and
	    5) LPMI Insurance.

Monthly Excess Cashflow:	With respect to any Distribution Date, an amount equal to the available funds remaining after priorities (I) and (II) under "Priority of Distributions."
Overcollateralized Amount:	With respect to any Distribution Date, the excess of the aggregate stated principal balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over the aggregate principal balance of the Class A, Class M and Class P Certificates (not offered hereby) (assuming that 100% of the aggregate principal remittance amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 2.15% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Monthly Excess Cashflow will be distributed to the Certificates as described below to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.
Credit Enhancement Percentage:	With respect to any Distribution Date an amount equal to (i) the sum of (a) the aggregate principal balance of the Class M Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate stated principal balance of the Mortgage Loans.
Delinquency Trigger Event:	With respect to any Distribution Date on or after the Stepdown Date, if the percentage of aggregate stated principal balance of (i) Mortgage Loans delinquent 60 days or more, (ii) REO properties and (iii) Mortgage Loans in foreclosure and in bankruptcy (excluding any such Mortgage Loans which are less than 60 days delinquent under the bankruptcy plan) exceeds 39.20% of the Credit Enhancement Percentage.
Loss Trigger Event:	With respect to any Distribution Date on or after the Stepdown Date, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Cumulative Realized Loss Percentage
September 2008 to August 2009	1.15% for the first month, plus an additional 1/12th of 1.45% for each month thereafter
September 2009 to August 2010	2.60% for the first month, plus an additional 1/12th of 1.45% for each month thereafter
September 2010 to August 2011	4.05% for the first month, plus an additional 1/12th of 1.20% for each month thereafter
September 2011 to August 2012	5.25% for the first month, plus an additional 1/12th of 0.60% for each month thereafter
September 2012 and thereafter	5.85%

Trigger Event: With respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

	Initial Credit Enhancement Percentage	Target Credit Enhancement Percentage On and After Stepdown Date	
Class	Percent	Class	Percent
A	19.15%	A	38.30%
M-1	15.95%	M-1	31.90%
M-2	12.95%	M-2	25.90%
M-3	11.10%	M-3	22.20%
M-4	9.45%	M-4	18.90%
M-5	7.85%	M-5	15.70%
M-6	6.55%	M-6	13.10%
M-7	5.55%	M-7	11.10%
M-8	4.55%	M-8	9.10%
M-9	3.85%	M-9	7.70%
M-10	3.15%	M-10	6.30%
M-11	2.15%	M-11	4.30%

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will be absorbed first, by the Monthly Excess Cashflow, second by certain payments made by the Swap Counterparty and third by a reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all remaining Realized Losses will be applied to reduce the principal balance of the Class M Certificates in reverse sequential order, first to the Class M-11 Certificates, second to the Class M-10 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates and eleventh to the Class M-1 Certificates.

Swap Agreement: On the Closing Date, the Trust will enter into an agreement with the Swap Counterparty pursuant to which on each Distribution Date for the second Distribution Date through the 60th Distribution Date, until the swap is retired (i) the Trust shall be obligated to pay the Swap Counterparty an amount equal to the product of (x) a fixed rate equal to 5.161% per annum, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360 and (ii) the Swap Counterparty will be required to pay to the Trust an amount equal to product of (x) One-Month LIBOR as determined pursuant to the Swap Agreement, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360. Only the net amount of the two obligations above will be paid by the appropriate party. To the extent that the Trust is obligated to make a payment to the Swap Counterparty on a Distribution Date (other than any swap termination payment triggered by a Swap Counterparty trigger event, an Event of Default where the Swap Counterparty is the Defaulting Party or a Termination Event where the Swap Counterparty is the Sole Affected Party, each as will be defined in the Swap Agreement (the "Swap Counterparty trigger event")), amounts otherwise available to certificateholders will be applied to make such payment.   Such amount will be applied to pay the Swap Counterparty any net swap payment due to the Swap Counterparty, including any unpaid swap termination payment owed to the Swap Counterparty pursuant to the swap agreement for such Distribution Date, other than any swap termination payment triggered by a Swap Counterparty trigger event. To the extent that the Swap Counterparty is obligated to make a swap payment to the Trust, any swap payment will be deposited in a swap account (the "**Swap Account**") and used as follows:

1) If the NIM Notes (not offered hereby) are outstanding, according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xvi) to the extent not paid after distribution of the Monthly Excess Cashflow.
2) If the NIM Notes are not outstanding, according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xv) to the extent not paid after distribution of the Monthly Excess Cashflow.

Any remaining swap payments received by the Trust from the Swap Counterparty after payment priority (2) above will reside in the Swap Account and will be distributed according to payment priority (2) above for future Distribution Dates.   Swap payments received by the Trust from the Swap Counterparty will not be released to the Class C Certificates (not offered hereby).

Upon early termination of the swap agreement, the Trust or the Swap Counterparty may be liable to make a termination payment (the "**swap termination payment**") to the other party (regardless of which party caused the termination). The swap termination payment will be computed in accordance with the procedures set forth in the swap agreement. In the event that the Trust is required to make a swap termination payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to certificateholders.

Swap Schedule

Distribution Date	*Swap Notional Amount ($)*	*Distribution Date*	*Swap Notional Amount ($)*
1	0	31	315,997,025
2	1,349,090,907	32	301,845,813
3	1,337,339,356	33	288,353,485
4	1,323,510,752	34	275,312,985
5	1,307,623,654	35	262,793,368
6	1,289,705,554	36	247,212,651
7	1,283,902,275	37	231,923,555
8	1,275,670,287	38	226,335,036
9	1,264,133,157	39	217,739,465
10	1,249,280,442	40	206,351,160
11	1,230,740,265	41	195,345,289
12	1,207,860,491	42	184,783,845
13	1,172,284,356	43	174,522,045
14	1,134,872,440	44	164,884,152
15	1,097,159,276	45	155,978,460
16	1,060,535,107	46	148,716,655
17	1,014,760,037	47	141,756,784
18	970,772,297	48	135,013,171
19	930,156,738	49	128,564,935
20	891,797,900	50	122,425,214
21	855,893,161	51	116,648,903
22	822,165,024	52	110,263,386
23	790,455,764	53	103,912,002
24	513,544,751	54	98,016,932
25	474,842,810	55	92,424,503
26	433,391,018	56	86,662,439
27	399,294,743	57	81,470,849
28	372,980,853	58	75,975,426
29	351,270,707	59	70,927,918
30	332,559,806	60	66,409,408

Priority of Distributions:

I.   Interest Distribution: Group I and Group II Interest Distribution Amounts will be distributed as follows:

        i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement;

        ii)   To pay the Coupon Strip, if applicable;

        iii)   Pro-rata to the Class A Certificates generally from the related loan group, current interest plus any unpaid interest; and then from the unrelated loan groups, any current interest plus any unpaid interest not paid from the related loan group.

        iv)   To the Class M-1 Certificates current interest;

        v)   To the Class M-2 Certificates current interest;

        vi)   To the Class M-3 Certificates current interest;

        vii)   To the Class M-4 Certificates current interest;

        viii)   To the Class M-5 Certificates current interest;

        ix)   To the Class M-6 Certificates current interest;

        x)   To the Class M-7 Certificates current interest;

        xi)   To the Class M-8 Certificates current interest;

        xii)   To the Class M-9 Certificates current interest;

        xiii)   To the Class M-10 Certificates current interest;

        xiv)   To the Class M-11 Certificates current interest;

        xv)   Any interest distribution amounts remaining undistributed following (i) through (xiv) above will be distributed as Monthly Excess Cashflow for such Distribution Date.

II.   Principal Distribution:

        (A)   On each Distribution Date prior to the Stepdown Date, or if a Trigger Event is in effect:

        i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

        ii)   To pay the Coupon Strip, if applicable, to the extent not paid in (I)(ii) above;

        iii)   An amount equal to the Group I Principal Distribution Amount will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;

        iv)   An amount equal to the Group II Principal Distribution Amount will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero;

        v)   Any remaining Group I Principal Distribution Amounts will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero.

vi)   Any remaining Group II Principal Distribution Amounts will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;

vii) To the Class M-1 Certificates until the principal balance thereof is reduced to zero;

viii) To the Class M-2 Certificates until the principal balance thereof is reduced to zero;

ix)   To the Class M-3 Certificates until the principal balance thereof is reduced to zero;

x)   To the Class M-4 Certificates until the principal balance thereof is reduced to zero;

xi)   To the Class M-5 Certificates until the principal balance thereof is reduced to zero;

xii) To the Class M-6 Certificates until the principal balance thereof is reduced to zero;

xiii) To the Class M-7 Certificates until the principal balance thereof is reduced to zero;

xiv) To the Class M-8 Certificates until the principal balance thereof is reduced to zero;

xv)   To the Class M-9 Certificates until the principal balance thereof is reduced to zero;

xvi) To the Class M-10 Certificates until the principal balance thereof is reduced to zero;

xvii) To the Class M-11 Certificates until the principal balance thereof is reduced to zero;

xviii) Any Principal Distribution amounts remaining undistributed following (i) through (xvii) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

(B)   On each Distribution Date on or after the Stepdown Date and if a Trigger Event is not in effect:

i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

ii)   To pay the Coupon Strip, if applicable, to the extent not paid in (I)(ii) above;

iii) The Group I Principal Distribution Amount will be distributed as follows:

   a.   To the Group I Certificates, the Group I Senior Principal Distribution Amount, until the Group I Certificates have been retired.

   b.   To the Group II Certificates, the Group II Senior Principal Distribution Amount, to extent not paid in clause (B)(iv)(a) below, according to the payment priority in clause (B)(iv)(a) below.

iv)   The Group II Principal Distribution Amount will be distributed as follows:

a.   To the Group II Certificates, the Group II Senior Principal Distribution Amount (to be distributed according to the priorities described below), until the Group II Certificates have been retired.

b.   To the Group I Certificates, the Group I Senior Principal Distribution Amount, to extent not paid in clause (B)(iii)(a) above.

v)   The sum of any remaining Principal Distribution Amounts will be distributed in the following order.

a.   To the Class M-1 Certificates until it reaches a 31.90% Target Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage);

b.   To the Class M-2 Certificates until it reaches a 25.90% Target Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage);

c.   To the Class M-3 Certificates until it reaches a 22.20% Target Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage);

d.   To the Class M-4 Certificates until it reaches a 18.90% Target Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage);

e.   To the Class M-5 Certificates until it reaches a 15.70% Target Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage);

f.   To the Class M-6 Certificates until it reaches a 13.10% Target Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage);

g.   To the Class M-7 Certificates until it reaches a 11.10% Target Credit Enhancement Percentage (based on 2x the Class M-7 Initial Credit Enhancement Percentage);

h.   To the Class M-8 Certificates until it reaches a 9.10% Target Credit Enhancement Percentage (based on 2x the Class M-8 Initial Credit Enhancement Percentage);

i.   To the Class M-9 Certificates until it reaches a 7.70% Target Credit Enhancement Percentage (based on 2x the Class M-9 Initial Credit Enhancement Percentage);

j.   To the Class M-10 Certificates, until it reaches a 6.30% Target Credit Enhancement Percentage (based on 2x the Class M-10 Initial Credit Enhancement Percentage);

k.   To the Class M-11 Certificates, until it reaches a 4.30% Target Credit Enhancement Percentage (based on 2x the Class M-11 Initial Credit Enhancement Percentage); and

l.   Any Principal Distribution Amounts remaining undistributed following (a) through (k) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

With respect to the Group II Certificates, all principal distributions will be allocated sequentially, to the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates, in each case, until their principal balances have been reduced to zero, with the exception that beginning on the first Distribution Date on or after which the principal balances of the Class M Certificates have been reduced to zero and the Monthly Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover Realized Losses on the Group II Mortgage Loans, principal distributions among the Group II Certificates will be allocated, pro rata, based on their principal balances, in each case, until their principal balances have been reduced to zero.

III.   Monthly Excess Cashflow:

i)   As principal to the Certificates to replenish or maintain the Overcollateralized Amount as described under Principal Distribution above;

ii)   Pro-rata to the Class A Certificates, in an amount equal to unpaid interest;

iii)   To the Class M-1 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

iv)   To the Class M-2 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

v)   To the Class M-3 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vi)   To the Class M-4 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vii)   To the Class M-5 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

viii)   To the Class M-6 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

ix)   To the Class M-7 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

x)   To the Class M-8 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xi)   To the Class M-9 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xii)   To the Class M-10 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xiii)   To the Class M-11 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xiv)   Any funds remaining after distributions described in (i) through (xiii) above will be distributed to pay any related Net WAC Rate Carryover Amounts as follows: first to the Class A Certificates, pro rata, based on their respective Net WAC Rate Carryover Amounts, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the

Class M-10 Certificates and lastly to the Class M-11 Certificates sequentially, in that order, in each case up to their respective Net WAC Rate Carryover Amount.

xv)   To the Swap Counterparty, any unpaid swap termination payment due to the Swap Counterparty as a result of a Swap Counterparty trigger event.

xvi) Any remaining funds will be distributed to the holders of the Class C Certificates as further described in the pooling agreement.

FOR ADDITIONAL INFORMATION PLEASE CALL:

WAMU CAPITAL CORP.	
Trading	
David Nagle	(206) 554-2425
Kevin Richmond	(212) 702-6921
Tim O'Brien	(212) 702-6919
Finance	
Vinny Varca	(212) 702-6931
Tom Lazar	(206) 554-2416

RATING AGENCIES	
Moody's	
Debashish Chatterjee	(212) 553-1329
S&P	
Todd Niemy	(212) 438-2494
Fitch	
Julianna H. Lee	(212) 908-0285

Exhibit A
Mortgage Loan Statistics

		Minimum	Maximum
Scheduled Principal Balance	$1,596,614,194	$8,996	$1,299,678
Average Scheduled Principal Balance	$212,882		
Number of Mortgage Loans	7,500		
Weighted Average Gross Coupon	8.385%	5.700%	13.750%
Weighted Average FICO Score	638	500	818
Weighted Average Original LTV*	80.79%	9.17%	100.00%
Weighted Average Original LTV with MI**	77.31%		
Weighted Average Combined Original LTV***	89.71%	9.17%	100.00%
Weighted Average DTI	41.47%	1.00%	64.00%
Weighted Average Original Term	389 months	180 months	480 months
Weighted Average Stated Remaining Term	388 months	177 months	480 months
Weighted Average Seasoning	1 month	0 months	8 months
Weighted Average Gross Margin	5.094%	4.530%	7.990%
Weighted Average Minimum Interest Rate	8.275%	5.700%	13.750%
Weighted Average Maximum Interest Rate	14.275%	11.700%	19.750%
Weighted Average Initial Rate Cap	2.287%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	34 months	16 months	60 months
Maturity Date		May 1,2021	August 1,2046
Maximum Zip Code Concentration	0.41%	94509	

Adj Rate Mortgage	83.93%	Full	53.64%
Fixed Rate Mortgage	16.07%	Limited	5.01%
		Stated	41.35%
ARM—2 Yr/6 Mth	18.29%		
ARM—2 Yr/6 Mth 40yr	15.04%	Cash-Out Refi	43.92%
ARM—2 Yr/6 Mth IO	3.73%	Purchase	52.30%
ARM—3 Yr/6 Mth	1.50%	Rate/Term Refi	3.78%
ARM—3 Yr/6 Mth 40yr	1.56%		
ARM—3 Yr/6 Mth IO	0.30%	Condominium	8.12%
ARM—5 Yr/6 Mth	8.51%	Planned Unit Development	14.48%
ARM—5 Yr/6 Mth 40yr	6.03%	Single Family	69.66%
ARM—5 Yr/6 Mth IO	2.26%	Townhouse	0.13%
Balloon—2 Yr/6 Mth	18.92%	Two to Four Units	7.61%
Balloon—3 Yr/6 Mth	0.90%		
Balloon—30 Year	1.02%	Investor	7.11%
Balloon—5 Yr/6 Mth	6.87%	Owner-Occupied	91.44%
Fixed—15 Year	0.19%	Second Home	1.44%
Fixed—20 Year	0.03%		
Fixed—30 Year	13.10%	First Lien	94.61%
Fixed—40 Year	1.73%	Second Lien	5.39%
Not Interest Only	93.71%	Top 5 Locations:	
Interest Only	6.29%	California	39.54%
		Florida	11.55%
Prepay Penalty: N/A	30.93%	Texas	5.21%
Prepay Penalty: 12 months	5.19%	Illinois	4.76%
Prepay Penalty: 24 months	35.21%	Maryland	4.64%
Prepay Penalty: 36 months	28.67%		
		PMI Coverage	
		Yes	11.82%
		No	88.18%

*Original LTV for all first lien loans and combined original LTV for all second lien loans
**Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI
***Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—50,000.00	762	$26,807,857.79	1.68%	10.658%	94.01%	640	63.72%	22.06%	19.34%
50,000.01—100,000.00	1,435	$109,071,980.35	6.83%	9.813%	86.67%	635	58.36%	48.86%	23.02%
100,000.01—150,000.00	1,266	$157,548,694.00	9.87%	8.945%	82.51%	627	62.95%	67.20%	13.21%
150,000.01—200,000.00	946	$165,453,122.70	10.36%	8.454%	80.15%	628	61.40%	83.92%	11.27%
200,000.01—250,000.00	670	$150,982,895.62	9.46%	8.338%	79.92%	633	58.64%	87.32%	11.84%
250,000.01—300,000.00	647	$177,188,591.67	11.10%	8.005%	79.28%	636	55.01%	88.39%	10.54%
300,000.01—350,000.00	462	$149,809,437.56	9.38%	8.053%	79.72%	636	52.23%	91.33%	9.42%
350,000.01—400,000.00	314	$117,408,327.00	7.35%	7.993%	80.10%	645	50.93%	90.76%	10.73%
400,000.01—450,000.00	255	$108,676,099.72	6.81%	8.068%	80.41%	646	41.61%	92.87%	12.20%
450,000.01—500,000.00	223	$105,634,141.80	6.62%	8.036%	80.67%	647	42.03%	91.00%	10.81%
500,000.01—550,000.00	157	$82,126,798.76	5.14%	7.983%	79.88%	648	43.95%	94.28%	9.44%
550,000.01—600,000.00	132	$76,071,977.53	4.76%	8.174%	81.22%	643	49.15%	95.50%	14.48%
600,000.01—650,000.00	66	$41,364,721.71	2.59%	8.185%	80.77%	631	46.95%	100.00%	13.52%
650,000.01—700,000.00	52	$35,161,093.96	2.20%	7.901%	78.74%	652	49.89%	88.50%	5.85%
700,000.01—750,000.00	47	$34,323,149.32	2.15%	7.868%	77.85%	646	55.35%	87.17%	10.53%
750,000.01—800,000.00	23	$18,035,743.35	1.13%	8.797%	80.01%	657	39.43%	100.00%	0.00%
800,000.01—850,000.00	10	$8,375,571.28	0.52%	8.848%	75.66%	618	50.12%	90.03%	0.00%
850,000.01—900,000.00	10	$8,706,933.33	0.55%	8.631%	78.86%	634	59.85%	89.92%	0.00%
900,000.01—950,000.00	7	$6,515,012.86	0.41%	9.265%	81.32%	614	42.64%	100.00%	14.48%
950,000.01—1,000,000.00	10	$9,899,870.02	0.62%	8.704%	70.00%	620	50.49%	100.00%	0.00%
>= 1,000,000.01	6	$7,452,173.39	0.47%	7.773%	71.35%	679	100.00%	65.67%	0.00%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	25	$8,439,021.04	0.53%	5.812%	75.14%	672	100.00%	97.45%	3.36%
6.000—6.499	153	$51,280,009.62	3.21%	6.291%	73.36%	678	94.99%	69.91%	3.88%
6.500—6.999	492	$144,231,563.53	9.03%	6.771%	76.74%	662	85.43%	83.48%	5.38%
7.000—7.499	783	$212,247,324.17	13.29%	7.252%	78.37%	650	75.74%	85.41%	7.99%
7.500—7.999	1,132	$302,229,471.47	18.93%	7.750%	78.90%	644	53.60%	88.62%	7.36%
8.000—8.499	898	$238,604,243.04	14.94%	8.241%	79.39%	640	37.61%	92.33%	8.09%
8.500—8.999	859	$210,962,524.39	13.21%	8.705%	79.66%	634	35.86%	90.26%	12.18%
9.000—9.499	477	$104,774,121.19	6.56%	9.222%	81.29%	625	37.34%	93.29%	15.78%
9.500—9.999	815	$117,150,350.26	7.34%	9.724%	85.27%	610	50.53%	82.24%	21.68%
10.000—10.499	351	$58,126,486.99	3.64%	10.241%	86.45%	603	49.69%	86.54%	33.70%
10.500—10.999	548	$69,677,756.79	4.36%	10.740%	90.56%	614	46.29%	64.89%	24.63%
11.000—11.499	540	$44,556,309.93	2.79%	11.196%	94.30%	614	52.05%	35.64%	18.42%
11.500—11.999	320	$26,158,482.51	1.64%	11.718%	95.49%	633	13.15%	24.26%	18.32%
12.000—12.499	73	$5,833,144.24	0.37%	12.190%	91.72%	616	20.31%	49.42%	35.13%
12.500—12.999	26	$1,944,526.12	0.12%	12.710%	96.45%	630	22.93%	31.01%	25.85%
13.000—13.499	6	$267,011.28	0.02%	13.107%	84.56%	623	30.59%	89.82%	61.43%
13.500—13.999	2	$131,847.15	0.01%	13.667%	94.44%	622	44.37%	100.00%	55.63%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
500—524	228	$45,186,548.33	2.83%	9.869%	73.70%	513	76.89%	91.59%	4.79%
525—549	279	$54,693,166.78	3.43%	9.374%	77.74%	538	76.84%	86.02%	9.80%
550—574	419	$95,295,358.76	5.97%	9.178%	79.48%	563	73.84%	90.59%	9.90%
575—599	447	$105,544,773.47	6.61%	8.867%	79.52%	587	70.55%	86.17%	7.47%
600—624	1,561	$303,883,795.83	19.03%	8.248%	81.03%	613	64.33%	83.70%	6.55%
625—649	1,901	$396,266,581.41	24.82%	8.288%	81.35%	637	46.64%	84.07%	13.08%
650—674	1,160	$238,561,112.66	14.94%	8.223%	81.57%	661	45.64%	82.29%	13.27%
675—699	686	$156,342,369.89	9.79%	8.052%	81.82%	685	41.05%	80.90%	18.81%
>= 700	819	$200,840,486.59	12.58%	8.005%	81.31%	731	40.54%	81.64%	15.45%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Original LTV (%)*	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien Loans:									
Less than 60.01%	311	$61,903,626.41	3.88%	7.803%	50.70%	614	67.54%	66.54%	0.00%
60.01 to 70.00%	396	$94,824,254.19	5.94%	8.066%	66.54%	604	62.55%	74.55%	0.00%
70.01 to 80.00%	3,867	$1,015,584,279.24	63.61%	7.965%	79.41%	645	50.15%	90.92%	0.00%
80.01 to 85.00%									
With MI:	196	$42,596,427.50	2.67%	8.555%	84.58%	637	57.46%	84.23%	100.00%
Without MI:	139	$42,476,969.84	2.66%	9.174%	84.62%	578	57.13%	96.60%	0.00%
85.01 to 90.00%									
With MI:	721	$120,817,077.14	7.57%	9.204%	89.86%	660	49.34%	84.97%	100.00%
Without MI:	273	$71,180,146.82	4.46%	9.113%	89.74%	597	67.51%	97.69%	0.00%
90.01 to 95.00%									
With MI:	102	$20,145,221.56	1.26%	9.270%	94.78%	639	72.09%	81.61%	100.00%
Without MI:	105	$25,349,906.19	1.59%	9.781%	94.85%	595	86.89%	95.30%	0.00%
95.01 to 100.00%									
With MI:	49	$5,117,897.72	0.32%	9.525%	99.64%	641	96.78%	87.31%	100.00%
Without MI:	42	$10,604,578.39	0.66%	10.547%	99.93%	603	92.36%	100.00%	0.00%
Subtotal (First Lien):	**6,201**	**$1,510,600,385.00**	**94.61%**	**8.240%**	**79.72%**	**637**	**54.16%**	**88.71%**	**12.49%**
Second Lien Loans:									
80.01 to 85.00%	2	$229,447.76	0.01%	10.815%	85.00%	735	10.02%	0.00%	0.00%
85.01 to 90.00%	20	$856,682.33	0.05%	11.334%	89.95%	653	38.52%	0.00%	0.00%
90.01 to 95.00%	48	$2,456,066.35	0.15%	10.864%	94.74%	658	56.40%	0.00%	0.00%
95.01 to 100.00%	1,229	$82,471,612.28	5.17%	10.942%	99.96%	658	44.24%	0.00%	0.00%
Subtotal (Second Lien):	**1,299**	**$86,013,808.72**	**5.39%**	**10.943%**	**99.67%**	**658**	**44.44%**	**0.00%**	**0.00%**
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Original LTV for all first lien loans and combined original LTV for all second lien loans

Original Effective LTV (%)**	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien Loans:									
Less than 60.01%	1,379	$250,580,250.33	15.69%	8.759%	79.88%	642	58.02%	80.07%	75.30%
60.01 to 70.00%	396	$94,824,254.19	5.94%	8.066%	66.54%	604	62.55%	74.55%	0.00%
70.01 to 80.00%	3,867	$1,015,584,279.24	63.61%	7.965%	79.41%	645	50.15%	90.92%	0.00%
80.01 to 85.00%	139	$42,476,969.84	2.66%	9.174%	84.62%	578	57.13%	96.60%	0.00%
85.01 to 90.00%	273	$71,180,146.82	4.46%	9.113%	89.74%	597	67.51%	97.69%	0.00%
90.01 to 95.00%	105	$25,349,906.19	1.59%	9.781%	94.85%	595	86.89%	95.30%	0.00%
95.01 to 100.00%	42	$10,604,578.39	0.66%	10.547%	99.93%	603	92.36%	100%	0.00%
Subtotal (First Lien):	6,201	$1,510,600,385.00	94.61%	8.240%	79.72%	637	54.16%	88.71%	12.49%
Second Lien Loans:									
80.01 to 85.00%	2	$229,447.76	0.01%	10.815%	85.00%	735	10.02%	0.00%	0.00%
85.01 to 90.00%	20	$856,682.33	0.05%	11.334%	89.95%	653	38.52%	0.00%	0.00%
90.01 to 95.00%	48	$2,456,066.35	0.15%	10.864%	94.74%	658	56.40%	0.00%	0.00%
95.01 to 100.00%	1,229	$82,471,612.28	5.17%	10.942%	99.96%	658	44.24%	0.00%	0.00%
Subtotal (Second Lien):	1,299	$86,013,808.72	5.39%	10.943%	99.67%	658	44.44%	0.00%	0.00%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.930%**	**11.82%**

**Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
180	29	$3,038,106.42	0.19%	8.668%	72.48%	631	62.26%	0.00%	24.33%
240	6	$545,692.46	0.03%	8.318%	73.03%	613	92.62%	0.00%	7.38%
360	6,073	$1,203,963,476.07	75.41%	8.463%	80.98%	636	54.00%	81.28%	12.30%
480	1,392	$389,066,918.77	24.37%	8.142%	80.29%	644	52.39%	92.90%	10.23%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
121—180	29	$3,038,106.42	0.19%	8.668%	72.48%	631	62.26%	0.00%	24.33%
181—240	6	$545,692.46	0.03%	8.318%	73.03%	613	92.62%	0.00%	7.38%
301—360	6,073	$1,203,963,476.07	75.41%	8.463%	80.98%	636	54.00%	81.28%	12.30%
>= 361	1,392	$389,066,918.77	24.37%	8.142%	80.29%	644	52.39%	92.90%	10.23%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—20.00	377	$72,543,683.63	4.54%	8.525%	81.17%	645	68.06%	80.14%	24.30%
20.01—25.00	287	$52,681,230.00	3.30%	8.582%	79.16%	635	62.26%	77.36%	20.09%
25.01—30.00	493	$87,231,545.09	5.46%	8.490%	79.88%	644	61.39%	82.87%	18.73%
30.01—35.00	744	$132,538,507.45	8.30%	8.519%	80.14%	635	55.88%	82.33%	14.81%
35.01—40.00	1,123	$216,393,145.46	13.55%	8.389%	80.64%	638	55.71%	81.46%	10.65%
40.01—45.00	1,625	$349,220,346.92	21.87%	8.337%	81.19%	643	46.80%	84.51%	8.28%
45.01—50.00	2,276	$528,599,970.61	33.11%	8.338%	81.53%	643	47.18%	86.42%	8.17%
50.01—55.00	566	$154,992,883.81	9.71%	8.359%	79.12%	605	71.74%	83.65%	18.51%
55.01—60.00	7	$1,881,244.19	0.12%	7.641%	74.55%	625	100.00%	69.19%	33.13%
>= 60.01	2	$531,636.56	0.03%	7.298%	75.27%	639	28.05%	100.00%	0.00%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
ARM—2 Yr/6 Mth	1,561	$292,096,408.49	18.29%	8.944%	80.46%	612	52.37%	100.00%	15.19%
ARM—2 Yr/6 Mth 40yr	822	$240,133,782.02	15.04%	8.263%	80.91%	644	44.80%	100.00%	6.88%
ARM—2 Yr/6 Mth IO	179	$59,572,540.13	3.73%	7.579%	80.06%	663	62.01%	100.00%	5.86%
ARM—3 Yr/6 Mth	130	$24,008,293.72	1.50%	8.666%	79.31%	611	57.52%	100.00%	19.18%
ARM—3 Yr/6 Mth 40yr	95	$24,973,147.09	1.56%	8.199%	81.45%	627	60.72%	100.00%	13.04%
ARM—3 Yr/6 Mth IO	17	$4,753,424.00	0.30%	6.777%	78.72%	651	72.29%	100.00%	4.29%
ARM—5 Yr/6 Mth	692	$135,883,947.40	8.51%	8.602%	79.14%	617	62.33%	100.00%	18.67%
ARM—5 Yr/6 Mth 40yr	366	$96,317,750.21	6.03%	8.000%	79.21%	647	59.35%	100.00%	16.24%
ARM—5 Yr/6 Mth IO	113	$36,108,298.28	2.26%	7.563%	79.26%	673	70.59%	100.00%	12.37%
Balloon—2 Yr/6 Mth	879	$302,023,984.15	18.92%	8.065%	80.86%	647	36.33%	100.00%	8.62%
Balloon—3 Yr/6 Mth	51	$14,407,839.39	0.90%	7.859%	81.53%	644	50.74%	100.00%	16.62%
Balloon—30 Year	52	$16,296,892.24	1.02%	7.313%	73.20%	671	88.57%	0.00%	12.91%
Balloon—5 Yr/6 Mth	343	$109,715,754.49	6.87%	7.602%	79.26%	650	63.07%	100.00%	11.93%
Fixed—15 Year	29	$3,038,106.42	0.19%	8.668%	72.48%	631	62.26%	0.00%	24.33%
Fixed—20 Year	6	$545,692.46	0.03%	8.318%	73.03%	613	92.62%	0.00%	7.38%
Fixed—30 Year	2,056	$209,096,093.78	13.10%	9.283%	85.34%	643	63.20%	0.00%	10.50%
Fixed—40 Year	109	$27,642,239.45	1.73%	7.536%	77.67%	653	86.53%	0.00%	15.88%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Interest Only	309	$100,434,262.41	6.29%	7.535%	79.71%	666	65.58%	100.00%	8.13%
Not Interest Only	7,191	$1,496,179,931.31	93.71%	8.442%	80.86%	636	52.84%	82.85%	12.06%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	7,191	$1,496,179,931.31	93.71%	8.442%	80.86%	636	52.84%	82.85%	12.06%
24	179	$59,572,540.13	3.73%	7.579%	80.06%	663	62.01%	100.00%	5.86%
36	17	$4,753,424.00	0.30%	6.777%	78.72%	651	72.29%	100.00%	4.29%
60	113	$36,108,298.28	2.26%	7.563%	79.26%	673	70.59%	100.00%	12.37%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	2,512	$493,805,651.27	30.93%	8.898%	81.84%	633	52.22%	85.10%	14.60%
12	283	$82,831,293.68	5.19%	8.606%	79.50%	647	44.87%	88.34%	9.01%
24	2,560	$562,160,415.54	35.21%	8.350%	81.32%	636	48.12%	93.12%	7.76%
36	2,145	$457,816,833.23	28.67%	7.836%	79.25%	643	63.53%	70.58%	14.30%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien	6,201	$1,510,600,385.00	94.61%	8.240%	79.72%	637	54.16%	88.71%	12.49%
Second Lien	1,299	$86,013,808.72	5.39%	10.943%	99.67%	658	44.44%	0.00%	0.00%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Full	4,305	$856,384,802.70	53.64%	8.064%	80.45%	626	100.00%	79.81%	12.09%
Limited	365	$80,054,112.19	5.01%	8.240%	81.73%	632	0.00%	85.51%	8.74%
Stated	2,830	$660,175,278.83	41.35%	8.820%	81.12%	653	0.00%	89.08%	11.83%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Cash-Out Refi	2,885	$701,241,309.55	43.92%	8.307%	77.95%	619	62.61%	82.03%	13.24%
Purchase	4,328	$835,067,584.49	52.30%	8.461%	83.23%	656	44.04%	86.26%	10.26%
Rate/Term Refi	287	$60,305,299.68	3.78%	8.251%	80.04%	611	82.14%	73.65%	16.82%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Condominium	667	$129,594,205.73	8.12%	8.386%	82.16%	647	51.86%	86.96%	8.17%
Planned Unit Development	1,059	$231,201,742.12	14.48%	8.266%	81.53%	639	58.87%	84.06%	9.01%
Single Family	5,267	$1,112,177,478.58	69.66%	8.390%	80.54%	635	53.44%	83.43%	12.72%
Townhouse	17	$2,147,042.46	0.13%	8.486%	82.92%	616	91.87%	79.75%	23.18%
Two to Four Units	490	$121,493,724.83	7.61%	8.566%	80.23%	649	46.68%	85.11%	12.58%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Investor	749	$113,578,238.04	7.11%	9.489%	84.39%	665	39.05%	88.91%	52.96%
Owner-Occupied	6,657	$1,459,983,874.70	91.44%	8.296%	80.49%	636	54.76%	83.47%	8.20%
Second Home	94	$23,052,080.98	1.44%	8.589%	82.09%	641	54.71%	88.41%	37.95%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Adj Rate Mortgage	5,248	$1,339,995,169.37	83.93%	8.275%	80.26%	636	51.01%	100.00%	11.90%
Fixed Rate Mortgage	2,252	$256,619,024.35	16.07%	8.960%	83.56%	646	67.38%	0.00%	11.39%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
<= 4.999	4,743	$1,226,124,393.88	91.50%	8.194%	80.58%	642	49.28%	100.00%	11.79%
5.000—5.999	318	$75,282,273.62	5.62%	9.116%	79.22%	579	66.38%	100.00%	16.44%
6.000—6.999	185	$38,174,163.32	2.85%	9.215%	71.82%	554	75.68%	100.00%	5.81%
>= 7.000	2	$414,338.55	0.03%	8.466%	86.80%	586	100.00%	100.00%	57.06%
Total	**5,248**	**$1,339,995,169.37**	**100.00%**	**8.275%**	**80.26%**	**636**	**51.01%**	**100.00%**	**11.90%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	24	$8,224,021.04	0.61%	5.809%	75.52%	670	100.00%	100.00%	3.45%
6.000—6.499	105	$35,849,723.79	2.68%	6.292%	77.04%	668	92.84%	100.00%	4.72%
6.500—6.999	402	$120,399,972.03	8.99%	6.774%	77.66%	661	84.85%	100.00%	5.83%
7.000—7.499	648	$181,277,707.74	13.53%	7.256%	79.00%	650	73.52%	100.00%	7.62%
7.500—7.999	962	$267,835,605.67	19.99%	7.751%	79.14%	644	49.97%	100.00%	6.36%
8.000—8.499	786	$220,302,249.54	16.44%	8.241%	79.74%	641	34.17%	100.00%	6.97%
8.500—8.999	725	$190,423,007.83	14.21%	8.702%	79.77%	636	32.95%	100.00%	11.64%
9.000—9.499	408	$97,744,825.23	7.29%	9.219%	81.04%	624	35.25%	100.00%	15.27%
9.500—9.999	467	$96,341,423.94	7.19%	9.709%	83.46%	600	46.28%	100.00%	24.28%
10.000—10.499	273	$50,305,364.11	3.75%	10.234%	86.42%	602	46.97%	100.00%	35.16%
10.500—10.999	232	$45,211,087.97	3.37%	10.734%	87.27%	587	47.28%	100.00%	32.05%
11.000—11.499	106	$15,877,835.98	1.18%	11.161%	87.69%	583	46.27%	100.00%	37.20%
11.500—11.999	57	$6,345,069.88	0.47%	11.692%	87.46%	606	31.88%	100.00%	53.03%
12.000—12.499	39	$2,882,623.91	0.22%	12.197%	86.13%	591	27.73%	100.00%	61.20%
12.500—12.999	7	$602,966.98	0.04%	12.733%	93.24%	633	53.33%	100.00%	58.11%
13.000—13.499	5	$239,836.58	0.02%	13.120%	84.51%	624	34.06%	100.00%	57.06%
13.500—13.999	2	$131,847.15	0.01%	13.667%	94.44%	622	44.37%	100.00%	55.63%
Total	**5,248**	**$1,339,995,169.37**	**100.00%**	**8.275%**	**80.26%**	**636**	**51.01%**	**100.00%**	**11.90%**

Exhibit A - 7

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
11.500—11.999	24	$8,224,021.04	0.61%	5.809%	75.52%	670	100.00%	100.00%	3.45%
12.000—12.499	105	$35,849,723.79	2.68%	6.292%	77.04%	668	92.84%	100.00%	4.72%
12.500—12.999	402	$120,399,972.03	8.99%	6.774%	77.66%	661	84.85%	100.00%	5.83%
13.000—13.499	648	$181,277,707.74	13.53%	7.256%	79.00%	650	73.52%	100.00%	7.62%
13.500—13.999	962	$267,835,605.67	19.99%	7.751%	79.14%	644	49.97%	100.00%	6.36%
14.000—14.499	786	$220,302,249.54	16.44%	8.241%	79.74%	641	34.17%	100.00%	6.97%
14.500—14.999	725	$190,423,007.83	14.21%	8.702%	79.77%	636	32.95%	100.00%	11.64%
15.000—15.499	408	$97,744,825.23	7.29%	9.219%	81.04%	624	35.25%	100.00%	15.27%
15.500—15.999	467	$96,341,423.94	7.19%	9.709%	83.46%	600	46.28%	100.00%	24.28%
16.000—16.499	273	$50,305,364.11	3.75%	10.234%	86.42%	602	46.97%	100.00%	35.16%
16.500—16.999	232	$45,211,087.97	3.37%	10.734%	87.27%	587	47.28%	100.00%	32.05%
17.000—17.499	106	$15,877,835.98	1.18%	11.161%	87.69%	583	46.27%	100.00%	37.20%
17.500—17.999	57	$6,345,069.88	0.47%	11.692%	87.46%	606	31.88%	100.00%	53.03%
18.000—18.499	39	$2,882,623.91	0.22%	12.197%	86.13%	591	27.73%	100.00%	61.20%
18.500—18.999	7	$602,966.98	0.04%	12.733%	93.24%	633	53.33%	100.00%	58.11%
19.000—19.499	5	$239,836.58	0.02%	13.120%	84.51%	624	34.06%	100.00%	57.06%
19.500—19.999	2	$131,847.15	0.01%	13.667%	94.44%	622	44.37%	100.00%	55.63%
Total	**5,248**	**$1,339,995,169.37**	**100.00%**	**8.275%**	**80.26%**	**636**	**51.01%**	**100.00%**	**11.90%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	186	$60,754,313.37	4.53%	7.622%	80.04%	661	61.51%	100.00%	5.75%
2.000	3,259	$833,563,521.93	62.21%	8.428%	80.73%	634	44.36%	100.00%	10.43%
3.000	1,803	$445,677,334.07	33.26%	8.078%	79.41%	638	62.00%	100.00%	15.49%
Total	**5,248**	**$1,339,995,169.37**	**100.00%**	**8.275%**	**80.26%**	**636**	**51.01%**	**100.00%**	**11.90%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	5,248	$1,339,995,169.37	100.00%	8.275%	80.26%	636	51.01%	100.00%	11.90%
Total	**5,248**	**$1,339,995,169.37**	**100.00%**	**8.275%**	**80.26%**	**636**	**51.01%**	**100.00%**	**11.90%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
12/1/2007	1	$105,040.89	0.01%	9.750%	80.00%	602	100.00%	100.00%	0.00%
1/1/2008	1	$226,629.27	0.02%	6.850%	80.00%	675	100.00%	100.00%	0.00%
2/1/2008	2	$962,513.83	0.07%	8.436%	80.00%	645	81.75%	100.00%	0.00%
3/1/2008	16	$3,639,832.97	0.27%	8.544%	81.42%	638	33.26%	100.00%	6.66%
4/1/2008	40	$8,718,754.79	0.65%	8.634%	80.53%	645	39.35%	100.00%	8.31%
5/1/2008	15	$1,940,192.93	0.14%	9.301%	84.65%	613	44.87%	100.00%	14.23%
6/1/2008	186	$52,136,255.69	3.89%	8.312%	80.69%	641	50.40%	100.00%	7.02%
7/1/2008	2,480	$662,568,171.42	49.45%	8.336%	80.62%	635	45.04%	100.00%	9.75%
8/1/2008	700	$163,529,323.00	12.20%	8.513%	80.91%	634	46.41%	100.00%	12.79%
4/1/2009	9	$2,668,650.88	0.20%	8.364%	80.86%	637	65.76%	100.00%	0.00%
5/1/2009	3	$516,105.07	0.04%	9.322%	84.46%	625	44.57%	100.00%	0.00%
6/1/2009	17	$4,173,931.08	0.31%	7.664%	80.94%	630	72.75%	100.00%	14.32%
7/1/2009	219	$51,373,879.17	3.83%	8.194%	80.34%	626	56.26%	100.00%	15.48%
8/1/2009	45	$9,410,138.00	0.70%	8.309%	81.03%	622	61.57%	100.00%	20.27%
3/1/2011	3	$902,438.70	0.07%	9.020%	82.40%	645	0.00%	100.00%	0.00%
4/1/2011	12	$1,449,468.85	0.11%	8.545%	79.09%	642	68.13%	100.00%	12.33%
5/1/2011	16	$3,097,151.85	0.23%	7.748%	80.78%	646	89.35%	100.00%	9.28%
6/1/2011	173	$33,637,020.09	2.51%	8.065%	78.05%	630	78.11%	100.00%	15.72%
7/1/2011	955	$251,826,308.89	18.79%	8.011%	79.23%	641	60.50%	100.00%	15.28%
8/1/2011	355	$87,113,362.00	6.50%	8.189%	79.49%	640	62.17%	100.00%	16.44%
Total	**5,248**	**$1,339,995,169.37**	**100.00%**	**8.275%**	**80.26%**	**636**	**51.01%**	**100.00%**	**11.90%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Alabama	53	$5,014,724.40	0.31%	9.350%	83.40%	618	80.71%	74.40%	49.19%
Alaska	25	$4,807,173.34	0.30%	9.009%	83.61%	587	87.89%	93.46%	30.15%
Arizona	165	$28,380,813.86	1.78%	8.132%	79.43%	638	53.20%	90.62%	9.75%
Arkansas	10	$880,235.95	0.06%	9.682%	85.18%	588	74.56%	84.82%	52.65%
California	2,026	$631,294,020.75	39.54%	8.080%	80.21%	648	45.13%	86.56%	7.65%
Colorado	136	$24,483,231.11	1.53%	8.212%	82.18%	631	67.10%	86.42%	9.97%
Connecticut	53	$9,931,711.15	0.62%	8.619%	81.59%	617	64.12%	84.41%	15.36%
Delaware	4	$616,095.15	0.04%	8.218%	87.14%	614	81.17%	100.00%	41.62%
District of Columbia	26	$7,071,925.56	0.44%	8.807%	79.87%	630	47.00%	89.80%	18.55%
Florida	932	$184,471,668.94	11.55%	8.353%	80.05%	633	52.95%	81.60%	10.34%
Georgia	169	$26,624,063.49	1.67%	9.003%	84.54%	622	66.73%	83.46%	29.02%
Hawaii	20	$7,378,679.40	0.46%	7.934%	78.38%	640	52.15%	68.94%	14.51%
Idaho	24	$4,429,637.48	0.28%	8.482%	80.18%	626	65.43%	76.94%	4.43%
Illinois	407	$75,997,429.84	4.76%	9.057%	82.10%	636	50.76%	88.16%	12.89%
Indiana	121	$9,585,549.66	0.60%	9.691%	86.69%	634	58.73%	70.03%	45.91%
Iowa	20	$1,644,600.76	0.10%	8.732%	83.55%	641	80.64%	66.76%	24.79%
Kansas	13	$1,690,644.36	0.11%	8.634%	83.12%	635	81.43%	94.98%	17.00%
Kentucky	21	$2,625,122.68	0.16%	8.645%	82.34%	641	91.91%	70.18%	46.70%
Louisiana	23	$2,228,317.41	0.14%	8.597%	80.86%	610	94.71%	64.32%	17.11%
Maine	8	$1,316,973.24	0.08%	9.508%	79.02%	586	32.57%	100.00%	0.00%
Maryland	313	$74,035,885.24	4.64%	8.391%	80.61%	632	55.70%	87.71%	12.88%
Massachusetts	97	$23,409,663.35	1.47%	8.817%	81.68%	623	55.79%	83.80%	10.77%
Michigan	208	$23,298,348.67	1.46%	9.177%	85.02%	625	66.21%	78.14%	32.34%
Minnesota	57	$10,769,733.15	0.67%	8.785%	83.57%	626	51.33%	85.24%	21.23%
Missouri	89	$8,801,121.85	0.55%	9.552%	85.17%	619	58.02%	84.46%	47.82%
Montana	19	$3,323,307.44	0.21%	8.023%	77.50%	647	75.98%	48.65%	8.50%
Nebraska	12	$1,012,685.51	0.06%	9.270%	85.56%	595	90.30%	50.58%	46.46%
Nevada	42	$8,269,567.84	0.52%	8.176%	79.89%	616	76.55%	84.62%	1.03%
New Hampshire	18	$3,620,370.79	0.23%	8.044%	73.72%	629	88.59%	67.93%	7.71%
New Jersey	238	$62,924,017.18	3.94%	8.779%	79.99%	629	54.26%	87.10%	11.40%
New Mexico	19	$2,609,516.25	0.16%	8.892%	81.86%	595	80.08%	67.19%	33.65%
New York	182	$55,983,803.46	3.51%	8.463%	79.46%	646	49.29%	83.86%	7.14%
North Carolina	81	$9,077,954.25	0.57%	8.843%	81.74%	616	82.43%	88.22%	28.39%
Ohio	56	$5,796,893.76	0.36%	9.267%	85.94%	612	82.63%	86.57%	52.08%
Oklahoma	26	$2,631,897.02	0.16%	9.107%	82.10%	617	84.03%	59.05%	31.14%
Oregon	108	$21,008,297.30	1.32%	8.119%	80.27%	635	73.07%	86.85%	18.77%
Pennsylvania	171	$21,711,025.97	1.36%	8.787%	78.71%	620	65.86%	83.30%	14.63%
Rhode Island	16	$2,490,578.62	0.16%	8.991%	80.32%	619	68.75%	86.08%	0.00%
South Carolina	33	$4,612,142.37	0.29%	8.669%	82.46%	596	83.47%	90.98%	17.90%
South Dakota	6	$634,139.97	0.04%	7.949%	80.43%	626	59.97%	100.00%	7.57%
Tennessee	62	$6,419,194.00	0.40%	9.020%	88.66%	621	80.43%	70.65%	62.62%
Texas	745	$83,242,360.06	5.21%	8.749%	81.67%	629	60.55%	62.65%	11.12%
Utah	31	$6,395,372.52	0.40%	8.799%	83.14%	647	37.48%	91.90%	15.69%
Vermont	4	$501,117.45	0.03%	8.326%	84.78%	636	100.00%	53.47%	0.00%
Virginia	172	$42,302,078.12	2.65%	8.390%	81.00%	638	40.76%	86.52%	5.55%
Washington	331	$67,313,572.89	4.22%	8.059%	81.49%	638	79.61%	84.44%	14.15%
West Virginia	14	$1,989,852.93	0.12%	9.345%	81.91%	593	74.77%	85.27%	22.93%
Wisconsin	89	$11,220,680.00	0.70%	9.312%	82.87%	609	71.53%	82.02%	22.60%
Wyoming	5	$736,397.23	0.05%	8.876%	84.13%	604	100.00%	79.36%	41.41%
Total	**7,500**	**$1,596,614,193.72**	**100.00%**	**8.385%**	**80.79%**	**638**	**53.64%**	**83.93%**	**11.82%**

Exhibit A - 10

Mortgage Loan Statistics—Group I

		Minimum	Maximum
Scheduled Principal Balance	$445,440,709	$8,996	$611,899
Average Scheduled Principal Balance	$155,585		
Number of Mortgage Loans	2,863		
Weighted Average Gross Coupon	8.441%	5.700%	12.700%
Weighted Average FICO Score	619	500	813
Weighted Average Original LTV*	79.79%	12.86%	100.00%
Weighted Average Combined Original LTV**	87.15%	12.86%	100.00%
Weighted Average DTI	43.03%	20.00%	58.00%
Weighted Average Original Term	391 months	180 months	480 months
Weighted Average Stated Remaining Term	390 months	177 months	480 months
Weighted Average Seasoning	1 month	0 months	8 months
Weighted Average Gross Margin	5.184%	4.530%	7.000%
Weighted Average Minimum Interest Rate	8.383%	5.700%	12.700%
Weighted Average Maximum Interest Rate	14.383%	11.700%	18.700%
Weighted Average Initial Rate Cap	2.219%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	30 months	16 months	60 months
Maturity Date		May 1,2021	August 1,2046
Maximum Zip Code Concentration	0.42%	94565	

Adj Rate Mortgage	89.29%	Full	62.18%
Fixed Rate Mortgage	10.71%	Limited	4.96%
		Stated	32.86%
ARM—2 Yr/6 Mth	30.56%		
ARM—2 Yr/6 Mth 40yr	17.81%	Cash-Out Refi	57.45%
ARM—2 Yr/6 Mth IO	1.70%	Purchase	37.82%
ARM—3 Yr/6 Mth	3.14%	Rate/Term Refi	4.73%
ARM—3 Yr/6 Mth 40yr	2.51%		
ARM—3 Yr/6 Mth IO	0.15%	Condominium	8.16%
ARM—5 Yr/6 Mth	6.24%	Planned Unit Development	14.03%
ARM—5 Yr/6 Mth 40yr	4.43%	Single Family	70.85%
ARM—5 Yr/6 Mth IO	0.60%	Townhouse	0.20%
Balloon—2 Yr/6 Mth	17.79%	Two to Four Units	6.75%
Balloon—3 Yr/6 Mth	1.31%		
Balloon—30 Year	0.65%	Investor	3.70%
Balloon—5 Yr/6 Mth	3.02%	Owner-Occupied	95.49%
Fixed—15 Year	0.25%	Second Home	0.81%
Fixed—20 Year	0.03%		
Fixed—30 Year	8.70%	First Lien	97.05%
Fixed—40 Year	1.09%	Second Lien	2.95%
Not Interest Only	97.54%	Top 5 Locations:	
Interest Only	2.46%	California	25.98%
		Florida	12.09%
Prepay Penalty: N/A	29.19%	Texas	7.00%
Prepay Penalty: 12 months	3.29%	Washington	6.18%
Prepay Penalty: 24 months	42.96%	Illinois	5.55%
Prepay Penalty: 36 months	24.55%		
		PMI Coverage	
		Yes	9.75%
		No	90.25%

*Original LTV for all first lien loans and combined original LTV for all second lien loans
**Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—50,000.00	391	$12,729,730.38	2.86%	10.587%	94.20%	633	73.20%	21.36%	13.16%
50,000.01—100,000.00	611	$47,668,878.19	10.70%	9.089%	80.17%	614	74.21%	68.16%	19.11%
100,000.01—150,000.00	628	$78,018,432.12	17.51%	8.402%	78.27%	612	74.87%	84.82%	9.72%
150,000.01—200,000.00	439	$76,461,349.32	17.17%	8.322%	78.83%	622	63.32%	93.44%	7.16%
200,000.01—250,000.00	252	$56,777,477.86	12.75%	8.410%	80.48%	620	63.27%	96.15%	7.87%
250,000.01—300,000.00	252	$69,158,628.82	15.53%	8.233%	79.19%	621	49.80%	97.26%	8.15%
300,000.01—350,000.00	145	$46,915,662.08	10.53%	8.130%	78.89%	615	57.52%	99.34%	7.53%
350,000.01—400,000.00	93	$34,749,593.84	7.80%	8.102%	80.24%	633	47.42%	97.86%	11.86%
400,000.01—450,000.00	37	$15,257,464.63	3.43%	8.127%	79.18%	619	48.55%	100.00%	5.45%
450,000.01—500,000.00	7	$3,335,369.76	0.75%	8.648%	81.44%	643	28.86%	100.00%	14.65%
500,000.01—550,000.00	4	$2,068,370.75	0.46%	7.993%	85.08%	630	75.64%	74.48%	25.38%
550,000.01—600,000.00	3	$1,687,852.81	0.38%	8.934%	84.33%	606	100.00%	100.00%	0.00%
600,000.01—650,000.00	1	$611,898.72	0.14%	9.850%	85.00%	564	0.00%	100.00%	0.00%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	9	$2,367,497.56	0.53%	5.844%	73.35%	694	100.00%	90.92%	11.98%
6.000—6.499	47	$10,416,333.24	2.34%	6.294%	74.79%	659	86.54%	91.99%	9.84%
6.500—6.999	185	$36,380,283.31	8.17%	6.802%	75.74%	647	82.49%	90.34%	6.55%
7.000—7.499	288	$56,115,608.65	12.60%	7.238%	77.40%	640	80.43%	91.51%	4.42%
7.500—7.999	445	$80,183,769.67	18.00%	7.745%	77.93%	635	59.90%	90.71%	5.07%
8.000—8.499	353	$63,912,663.14	14.35%	8.243%	78.34%	627	52.29%	91.18%	8.80%
8.500—8.999	368	$64,949,658.11	14.58%	8.707%	79.21%	613	48.78%	91.29%	9.37%
9.000—9.499	205	$33,022,247.15	7.41%	9.210%	81.56%	599	54.72%	94.40%	14.60%
9.500—9.999	378	$44,262,346.13	9.94%	9.733%	83.71%	589	62.49%	88.52%	14.89%
10.000—10.499	137	$19,683,114.45	4.42%	10.237%	84.07%	568	60.08%	93.63%	13.31%
10.500—10.999	174	$17,493,505.79	3.93%	10.699%	87.34%	581	61.50%	79.04%	21.68%
11.000—11.499	179	$10,794,698.90	2.42%	11.180%	91.72%	593	63.09%	48.89%	16.13%
11.500—11.999	68	$4,075,190.71	0.91%	11.700%	89.44%	589	34.33%	51.98%	28.28%
12.000—12.499	22	$1,498,809.26	0.34%	12.225%	83.01%	552	43.79%	87.95%	42.59%
12.500—12.999	5	$284,983.21	0.06%	12.649%	96.15%	599	49.51%	49.51%	50.84%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
500—524	158	$25,069,701.47	5.63%	9.805%	72.66%	512	78.30%	95.47%	3.42%
525—549	177	$27,424,090.39	6.16%	9.473%	77.49%	538	74.99%	92.35%	7.65%
550—574	250	$40,794,179.06	9.16%	9.192%	79.41%	562	76.40%	95.34%	10.76%
575—599	256	$45,857,340.70	10.29%	8.738%	80.30%	586	76.90%	92.24%	9.05%
600—624	657	$95,596,329.43	21.46%	8.199%	80.81%	612	68.29%	87.56%	6.43%
625—649	640	$98,534,852.12	22.12%	8.113%	80.74%	636	52.48%	87.78%	12.51%
650—674	332	$49,021,268.52	11.01%	8.015%	80.13%	662	52.27%	86.57%	8.81%
675—699	193	$29,655,430.76	6.66%	8.059%	80.17%	686	44.53%	87.61%	17.60%
>= 700	200	$33,487,516.83	7.52%	7.876%	80.17%	729	43.39%	85.58%	11.79%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Original LTV (%)*	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien Loans:									
Less than 60.01%	177	$26,652,318.02	5.98%	8.030%	50.04%	601	61.37%	85.30%	0.00%
60.01 to 70.00%	193	$34,146,933.61	7.67%	8.293%	67.08%	587	59.43%	89.33%	0.00%
70.01 to 80.00%	1,499	$262,658,586.18	58.97%	8.088%	79.43%	629	58.59%	92.06%	0.00%
80.01 to 85.00%									
With MI:	82	$13,052,650.95	2.93%	8.555%	84.55%	621	72.38%	83.80%	100.00%
Without MI:	92	$21,287,555.43	4.78%	9.193%	84.70%	579	59.01%	99.45%	0.00%
85.01 to 90.00%									
With MI:	156	$22,528,743.73	5.06%	9.069%	89.79%	640	65.08%	89.54%	100.00%
Without MI:	146	$30,572,068.07	6.86%	9.021%	89.73%	593	73.93%	99.58%	0.00%
90.01 to 95.00%									
With MI:	39	$4,492,416.44	1.01%	9.580%	94.85%	622	85.89%	78.65%	100.00%
Without MI:	55	$9,921,800.59	2.23%	9.783%	94.91%	594	86.52%	100.00%	0.00%
95.01 to 100.00%									
With MI:	39	$3,375,626.58	0.76%	9.571%	100.00%	640	98.96%	85.09%	100.00%
Without MI:	21	$3,620,950.24	0.81%	10.426%	100.00%	607	90.53%	100.00%	0.00%
Subtotal (First Lien):	**2,499**	**$432,309,649.84**	**97.05%**	**8.372%**	**79.18%**	**618**	**62.20%**	**92.00%**	**10.05%**
Second Lien Loans:									
80.01 to 85.00%									
85.01 to 90.00%	2	$32,175.97	0.01%	10.089%	90.00%	652	54.37%	0.00%	0%
90.01 to 95.00%	10	$274,826.20	0.06%	10.789%	95.00%	636	81.73%	0.00%	0%
95.01 to 100.00%	352	$12,824,057.27	2.88%	10.730%	99.97%	651	61.19%	0.00%	0%
Subtotal (Second Lien):	**364**	**$13,131,059.44**	**2.95%**	**10.730%**	**99.84%**	**651**	**61.60%**	**0.00%**	**0.00%**
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Original LTV for all first lien loans and combined original LTV for all second lien loans

Original Effective LTV (%)**	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien Loans:									
Less than 60.01%	493	$70,101,755.72	15.74%	8.635%	74.52%	621	67.99%	85.95%	61.98%
60.01 to 70.00%	193	$34,146,933.61	7.67%	8.293%	67.08%	587	59.43%	89.33%	0.00%
70.01 to 80.00%	1,499	$262,658,586.18	58.97%	8.088%	79.43%	629	58.59%	92.06%	0.00%
80.01 to 85.00%	92	$21,287,555.43	4.78%	9.193%	84.70%	579	59.01%	99.45%	0.00%
85.01 to 90.00%	146	$30,572,068.07	6.86%	9.021%	89.73%	593	73.93%	99.58%	0.00%
90.01 to 95.00%	55	$9,921,800.59	2.23%	9.783%	94.91%	594	86.52%	100.00%	0.00%
95.01 to 100.00%	21	$3,620,950.24	0.81%	10.426%	100.00%	607	90.53%	100.00%	0.00%
Subtotal (First Lien):	**2,499**	**$432,309,649.84**	**97.05%**	**8.372%**	**79.18%**	**618**	**62.20%**	**92.00%**	**10.05%**
Second Lien Loans:									
80.01 to 85.00%									
85.01 to 90.00%	2	$32,175.97	0.01%	10.089%	90.00%	652	54.37%	0.00%	0.00%
90.01 to 95.00%	10	$274,826.20	0.06%	10.789%	95.00%	636	81.73%	0.00%	0.00%
95.01 to 100.00%	352	$12,824,057.27	2.88%	10.730%	99.97%	651	61.19%	0.00%	0.00%
Subtotal (Second Lien):	**364**	**$13,131,059.44**	**2.95%**	**10.730%**	**99.84%**	**651**	**61.60%**	**0.00%**	**0.00%**
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
180	15	$1,105,873.70	0.25%	9.147%	69.56%	623	76.81%	0.00%	26.67%
240	2	$115,650.38	0.03%	9.815%	64.04%	574	65.17%	0.00%	34.83%
360	2,284	$329,133,214.77	73.89%	8.557%	79.76%	614	63.18%	87.34%	9.98%
480	562	$115,085,970.43	25.84%	8.104%	79.96%	634	59.18%	95.79%	8.92%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
121—180	15	$1,105,873.70	0.25%	9.147%	69.56%	623	76.81%	0.00%	26.67%
181—240	2	$115,650.38	0.03%	9.815%	64.04%	574	65.17%	0.00%	34.83%
301—360	2,284	$329,133,214.77	73.89%	8.557%	79.76%	614	63.18%	87.34%	9.98%
>= 361	562	$115,085,970.43	25.84%	8.104%	79.96%	634	59.18%	95.79%	8.92%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—20.00	14	$1,358,832.22	0.31%	8.808%	77.11%	613	74.65%	84.02%	11.87%
20.01—25.00	98	$13,072,414.88	2.93%	8.709%	77.43%	624	50.38%	91.75%	17.54%
25.01—30.00	186	$24,537,394.29	5.51%	8.759%	79.20%	617	61.04%	91.54%	14.61%
30.01—35.00	304	$40,167,346.45	9.02%	8.760%	78.57%	610	62.34%	87.32%	12.14%
35.01—40.00	462	$65,198,082.08	14.64%	8.545%	79.05%	619	59.24%	87.10%	9.61%
40.01—45.00	625	$94,234,689.46	21.16%	8.302%	80.07%	629	54.35%	88.41%	9.33%
45.01—50.00	892	$148,451,929.51	33.33%	8.311%	81.18%	627	62.17%	91.14%	7.04%
50.01—55.00	278	$57,351,320.16	12.88%	8.464%	78.22%	588	80.49%	88.19%	11.58%
55.01—60.00	4	$1,068,700.23	0.24%	8.256%	81.46%	597	100.00%	100.00%	34.94%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
ARM—2 Yr/6 Mth	868	$136,140,515.96	30.56%	8.932%	78.95%	591	65.78%	100.00%	11.02%
ARM—2 Yr/6 Mth 40yr	367	$79,341,408.34	17.81%	8.204%	80.50%	631	53.92%	100.00%	6.62%
ARM—2 Yr/6 Mth IO	31	$7,583,750.00	1.70%	7.626%	79.01%	666	64.37%	100.00%	2.42%
ARM—3 Yr/6 Mth	87	$14,000,388.75	3.14%	8.620%	76.65%	598	67.08%	100.00%	16.22%
ARM—3 Yr/6 Mth 40yr	51	$11,169,996.35	2.51%	8.042%	81.72%	624	59.29%	100.00%	16.88%
ARM—3 Yr/6 Mth IO	4	$685,192.00	0.15%	7.320%	75.12%	680	49.62%	100.00%	17.34%
ARM—5 Yr/6 Mth	230	$27,816,830.42	6.24%	8.560%	79.50%	611	75.32%	100.00%	14.88%
ARM—5 Yr/6 Mth 40yr	113	$19,733,158.57	4.43%	7.813%	77.58%	649	71.14%	100.00%	14.34%
ARM—5 Yr/6 Mth IO	18	$2,686,926.00	0.60%	7.521%	77.66%	681	57.46%	100.00%	9.86%
Balloon—2 Yr/6 Mth	320	$79,241,197.34	17.79%	8.008%	79.75%	632	45.24%	100.00%	4.92%
Balloon—3 Yr/6 Mth	25	$5,853,073.68	1.31%	7.577%	80.46%	627	66.17%	100.00%	14.41%
Balloon—30 Year	16	$2,907,831.07	0.65%	7.231%	76.59%	652	91.92%	0.00%	8.69%
Balloon—5 Yr/6 Mth	70	$13,472,067.56	3.02%	7.615%	80.71%	646	69.87%	100.00%	6.12%
Fixed—15 Year	15	$1,105,873.70	0.25%	9.147%	69.56%	623	76.81%	0.00%	26.67%
Fixed—20 Year	2	$115,650.38	0.03%	9.815%	64.04%	574	65.17%	0.00%	34.83%
Fixed—30 Year	615	$38,745,441.99	8.70%	9.186%	84.17%	632	76.09%	0.00%	13.05%
Fixed—40 Year	31	$4,841,407.17	1.09%	7.799%	76.71%	641	96.20%	0.00%	6.01%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Exhibit A - 14

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Interest Only	53	$10,955,868.00	2.46%	7.581%	78.44%	671	61.76%	100.00%	5.18%
Not Interest Only	2,810	$434,484,841.28	97.54%	8.463%	79.82%	618	62.19%	89.02%	9.87%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	2,810	$434,484,841.28	97.54%	8.463%	79.82%	618	62.19%	89.02%	9.87%
24	31	$7,583,750.00	1.70%	7.626%	79.01%	666	64.37%	100.00%	2.42%
36	4	$685,192.00	0.15%	7.320%	75.12%	680	49.62%	100.00%	17.34%
60	18	$2,686,926.00	0.60%	7.521%	77.66%	681	57.46%	100.00%	9.86%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	953	$130,044,631.66	29.19%	8.920%	81.12%	615	64.51%	88.44%	11.05%
12	69	$14,670,703.20	3.29%	8.591%	76.93%	623	50.05%	96.54%	5.41%
24	1,102	$191,349,363.73	42.96%	8.387%	79.50%	615	57.65%	97.28%	7.69%
36	739	$109,376,010.69	24.55%	7.947%	79.08%	630	68.95%	75.33%	12.40%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien	2,499	$432,309,649.84	97.05%	8.372%	79.18%	618	62.20%	92.00%	10.05%
Second Lien	364	$13,131,059.44	2.95%	10.730%	99.84%	651	61.60%	0.00%	0.00%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Full	1,926	$276,971,565.65	62.18%	8.296%	80.34%	609	100.00%	86.38%	11.30%
Limited	143	$22,084,269.76	4.96%	8.201%	81.59%	626	0.00%	90.95%	7.56%
Stated	794	$146,384,873.87	32.86%	8.753%	78.47%	636	0.00%	94.55%	7.15%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Cash-Out Refi	1,365	$255,901,930.73	57.45%	8.484%	77.40%	604	61.19%	92.93%	9.86%
Purchase	1,367	$168,467,666.84	37.82%	8.360%	83.21%	644	61.38%	84.72%	8.35%
Rate/Term Refi	131	$21,071,111.71	4.73%	8.569%	81.40%	604	80.59%	81.58%	19.69%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Condominium	250	$36,359,905.23	8.16%	8.332%	81.19%	636	61.84%	88.82%	5.50%
Planned Unit Development	386	$62,515,461.18	14.03%	8.120%	81.14%	628	68.12%	86.74%	8.12%
Single Family	2,085	$315,610,223.96	70.85%	8.508%	79.58%	615	61.64%	89.36%	10.69%
Townhouse	8	$873,533.87	0.20%	8.439%	84.97%	614	84.35%	77.74%	52.65%
Two to Four Units	134	$30,081,585.04	6.75%	8.543%	77.27%	620	55.27%	94.67%	7.28%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Investor	103	$16,477,031.82	3.70%	9.095%	80.48%	655	38.80%	97.14%	34.00%
Owner-Occupied	2,742	$425,357,858.91	95.49%	8.408%	79.71%	618	63.07%	88.89%	8.70%
Second Home	18	$3,605,818.55	0.81%	9.399%	85.19%	598	63.61%	100.00%	22.96%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Adj Rate Mortgage	2,184	$397,724,504.97	89.29%	8.383%	79.45%	617	60.15%	100.00%	9.43%
Fixed Rate Mortgage	679	$47,716,204.31	10.71%	8.927%	82.56%	634	79.09%	0.00%	12.44%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
<= 4.999	1,860	$337,104,356.88	84.76%	8.245%	79.94%	627	57.67%	100.00%	9.14%
5.000—5.999	188	$36,135,168.66	9.09%	9.165%	79.17%	573	66.59%	100.00%	14.56%
6.000—6.999	135	$24,307,065.15	6.11%	9.123%	73.02%	554	84.73%	100.00%	5.96%
>= 7.000	1	$177,914.28	0.04%	9.600%	89.90%	580	100.00%	100.00%	0.00%
Total	**2,184**	**$397,724,504.97**	**100.00%**	**8.383%**	**79.45%**	**617**	**60.15%**	**100.00%**	**9.43%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	8	$2,152,497.56	0.54%	5.833%	74.59%	689	100.00%	100.00%	13.18%
6.000—6.499	43	$9,581,542.46	2.41%	6.291%	74.74%	653	85.37%	100.00%	10.70%
6.500—6.999	161	$32,865,316.65	8.26%	6.806%	76.42%	647	80.61%	100.00%	6.81%
7.000—7.499	254	$51,348,596.17	12.91%	7.240%	77.77%	640	79.04%	100.00%	4.00%
7.500—7.999	381	$72,736,275.43	18.29%	7.744%	78.15%	635	57.19%	100.00%	4.56%
8.000—8.499	302	$58,277,848.93	14.65%	8.241%	78.71%	626	48.79%	100.00%	7.61%
8.500—8.999	318	$59,294,989.08	14.91%	8.707%	79.22%	613	46.26%	100.00%	9.12%
9.000—9.499	182	$31,173,631.19	7.84%	9.210%	81.19%	599	52.66%	100.00%	12.29%
9.500—9.999	233	$39,182,557.45	9.85%	9.720%	82.40%	581	60.37%	100.00%	15.42%
10.000—10.499	116	$18,428,894.87	4.63%	10.236%	84.10%	565	59.39%	100.00%	12.47%
10.500—10.999	96	$13,826,738.63	3.48%	10.698%	85.39%	563	64.38%	100.00%	25.07%
11.000—11.499	44	$5,278,056.97	1.33%	11.152%	85.98%	569	52.74%	100.00%	28.18%
11.500—11.999	25	$2,118,204.41	0.53%	11.703%	85.98%	569	45.45%	100.00%	45.62%
12.000—12.499	19	$1,318,251.33	0.33%	12.232%	83.57%	555	42.16%	100.00%	45.35%
12.500—12.999	2	$141,103.84	0.04%	12.623%	97.44%	581	100.00%	100.00%	48.89%
Total	**2,184**	**$397,724,504.97**	**100.00%**	**8.383%**	**79.45%**	**617**	**60.15%**	**100.00%**	**9.43%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
11.500—11.999	8	$2,152,497.56	0.54%	5.833%	74.59%	689	100.00%	100.00%	13.18%
12.000—12.499	43	$9,581,542.46	2.41%	6.291%	74.74%	653	85.37%	100.00%	10.70%
12.500—12.999	161	$32,865,316.65	8.26%	6.806%	76.42%	647	80.61%	100.00%	6.81%
13.000—13.499	254	$51,348,596.17	12.91%	7.240%	77.77%	640	79.04%	100.00%	4.00%
13.500—13.999	381	$72,736,275.43	18.29%	7.744%	78.15%	635	57.19%	100.00%	4.56%
14.000—14.499	302	$58,277,848.93	14.65%	8.241%	78.71%	626	48.79%	100.00%	7.61%
14.500—14.999	318	$59,294,989.08	14.91%	8.707%	79.22%	613	46.26%	100.00%	9.12%
15.000—15.499	182	$31,173,631.19	7.84%	9.210%	81.19%	599	52.66%	100.00%	12.29%
15.500—15.999	233	$39,182,557.45	9.85%	9.720%	82.40%	581	60.37%	100.00%	15.42%
16.000—16.499	116	$18,428,894.87	4.63%	10.236%	84.10%	565	59.39%	100.00%	12.47%
16.500—16.999	96	$13,826,738.63	3.48%	10.698%	85.39%	563	64.38%	100.00%	25.07%
17.000—17.499	44	$5,278,056.97	1.33%	11.152%	85.98%	569	52.74%	100.00%	28.18%
17.500—17.999	25	$2,118,204.41	0.53%	11.703%	85.98%	569	45.45%	100.00%	45.62%
18.000—18.499	19	$1,318,251.33	0.33%	12.232%	83.57%	555	42.16%	100.00%	45.35%
18.500—18.999	2	$141,103.84	0.04%	12.623%	97.44%	581	100.00%	100.00%	48.89%
Total	**2,184**	**$397,724,504.97**	**100.00%**	**8.383%**	**79.45%**	**617**	**60.15%**	**100.00%**	**9.43%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	36	$8,339,931.93	2.10%	7.836%	79.58%	660	62.00%	100.00%	2.20%
2.000	1,551	$293,897,268.91	73.89%	8.485%	79.57%	613	57.05%	100.00%	8.22%
3.000	597	$95,487,304.13	24.01%	8.119%	79.07%	627	69.52%	100.00%	13.80%
Total	**2,184**	**$397,724,504.97**	**100.00%**	**8.383%**	**79.45%**	**617**	**60.15%**	**100.00%**	**9.43%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	2,184	$397,724,504.97	100.00%	8.383%	79.45%	617	60.15%	100.00%	9.43%
Total	**2,184**	**$397,724,504.97**	**100.00%**	**8.383%**	**79.45%**	**617**	**60.15%**	**100.00%**	**9.43%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
12/1/2007	1	$105,040.89	0.03%	9.750%	80.00%	602	100.00%	100.00%	0.00%
1/1/2008	1	$226,629.27	0.06%	6.850%	80.00%	675	100.00%	100.00%	0.00%
3/1/2008	6	$1,037,520.96	0.26%	7.934%	80.00%	642	36.44%	100.00%	0.00%
4/1/2008	17	$2,515,562.13	0.63%	9.125%	80.59%	601	64.89%	100.00%	10.80%
5/1/2008	8	$1,095,192.41	0.28%	9.667%	85.00%	572	62.80%	100.00%	6.40%
6/1/2008	92	$19,934,874.77	5.01%	8.398%	79.69%	627	59.52%	100.00%	10.17%
7/1/2008	1,113	$214,918,025.21	54.04%	8.408%	79.42%	614	57.51%	100.00%	7.65%
8/1/2008	348	$62,474,026.00	15.71%	8.650%	79.88%	613	55.34%	100.00%	8.86%
4/1/2009	3	$841,542.14	0.21%	9.211%	82.83%	668	56.51%	100.00%	0.00%
5/1/2009	2	$327,604.09	0.08%	9.364%	87.02%	605	70.22%	100.00%	0.00%
6/1/2009	10	$1,867,788.87	0.47%	7.445%	79.21%	632	65.96%	100.00%	3.83%
7/1/2009	126	$23,627,662.68	5.94%	8.188%	78.83%	613	63.34%	100.00%	16.52%
8/1/2009	26	$5,044,053.00	1.27%	8.264%	79.24%	606	65.87%	100.00%	22.68%
4/1/2011	6	$551,818.84	0.14%	7.920%	80.61%	653	100.00%	100.00%	23.78%
5/1/2011	7	$852,170.11	0.21%	9.114%	85.11%	590	100.00%	100.00%	13.37%
6/1/2011	89	$11,413,837.93	2.87%	8.007%	77.34%	634	77.99%	100.00%	13.95%
7/1/2011	231	$37,214,271.67	9.36%	8.114%	79.63%	636	65.61%	100.00%	13.95%
8/1/2011	98	$13,676,884.00	3.44%	8.013%	78.61%	626	82.08%	100.00%	7.53%
Total	**2,184**	**$397,724,504.97**	**100.00%**	**8.383%**	**79.45%**	**617**	**60.15%**	**100.00%**	**9.43%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Alabama	26	$2,125,116.30	0.48%	9.594%	81.99%	610	76.29%	88.71%	41.78%
Alaska	9	$1,539,595.60	0.35%	8.656%	86.90%	606	87.95%	95.57%	56.79%
Arizona	97	$14,099,309.50	3.17%	8.162%	79.84%	630	54.65%	89.81%	7.51%
Arkansas	8	$792,686.55	0.18%	9.603%	84.51%	584	71.75%	94.19%	47.42%
California	440	$115,706,533.39	25.98%	8.079%	76.89%	627	44.09%	95.04%	4.60%
Colorado	74	$10,147,390.75	2.28%	8.286%	82.47%	623	67.92%	85.88%	6.57%
Connecticut	30	$4,687,672.20	1.05%	8.837%	79.45%	600	55.47%	94.95%	0.00%
Delaware	3	$359,693.83	0.08%	9.111%	82.78%	587	67.75%	100.00%	0.00%
District of Columbia	15	$3,696,732.70	0.83%	8.714%	76.85%	633	43.89%	95.54%	20.08%
Florida	350	$53,854,847.16	12.09%	8.283%	78.74%	614	58.47%	89.10%	8.94%
Georgia	87	$10,748,185.72	2.41%	9.068%	84.15%	606	78.23%	86.14%	17.19%
Hawaii	5	$2,113,398.71	0.47%	8.710%	82.96%	604	68.31%	75.02%	16.48%
Idaho	15	$2,867,212.52	0.64%	8.264%	79.17%	615	77.31%	82.43%	6.85%
Illinois	165	$24,729,455.02	5.55%	8.925%	82.09%	631	64.16%	90.84%	5.00%
Indiana	41	$3,738,740.09	0.84%	9.145%	84.82%	597	86.28%	95.01%	14.86%
Iowa	12	$1,049,316.49	0.24%	8.227%	82.12%	649	86.46%	59.75%	7.39%
Kansas	6	$990,358.39	0.22%	8.393%	80.52%	627	82.23%	100.00%	7.09%
Kentucky	6	$560,844.54	0.13%	9.209%	83.56%	619	62.11%	81.73%	37.70%
Louisiana	13	$1,097,890.29	0.25%	8.325%	80.38%	612	94.17%	80.84%	8.97%
Maine	5	$756,181.93	0.17%	9.936%	85.29%	591	38.22%	100.00%	0.00%
Maryland	127	$22,301,753.62	5.01%	8.365%	79.18%	623	56.19%	94.08%	12.99%
Massachusetts	32	$5,951,143.93	1.34%	8.957%	76.90%	589	60.42%	90.80%	5.42%
Michigan	87	$9,481,437.73	2.13%	8.940%	83.83%	600	81.97%	85.25%	12.83%
Minnesota	21	$3,559,585.13	0.80%	8.424%	81.26%	605	77.34%	99.18%	0.00%
Missouri	43	$4,134,182.75	0.93%	9.555%	84.14%	605	72.25%	87.26%	38.83%
Montana	10	$1,312,118.99	0.29%	8.673%	81.20%	626	84.99%	90.67%	6.33%
Nebraska	6	$501,086.24	0.11%	9.502%	86.78%	605	80.41%	92.73%	33.04%
Nevada	19	$4,021,345.36	0.90%	8.191%	78.23%	599	81.56%	92.89%	2.12%
New Hampshire	8	$1,258,342.76	0.28%	8.097%	73.19%	606	80.30%	69.39%	0.00%
New Jersey	54	$11,977,939.94	2.69%	8.790%	79.12%	605	66.73%	95.20%	5.34%
New Mexico	5	$885,348.24	0.20%	9.583%	81.16%	573	72.04%	88.26%	0.00%
New York	35	$8,748,488.19	1.96%	8.653%	78.93%	617	63.45%	94.52%	3.96%
North Carolina	46	$3,716,162.19	0.83%	9.076%	84.25%	608	89.81%	83.28%	34.46%
Ohio	23	$2,658,140.41	0.60%	8.968%	83.13%	582	88.81%	87.20%	23.25%
Oklahoma	18	$1,194,545.98	0.27%	9.717%	81.67%	580	75.13%	46.06%	39.87%
Oregon	63	$9,296,622.24	2.09%	8.110%	81.51%	628	72.60%	91.73%	12.51%
Pennsylvania	100	$10,430,082.83	2.34%	8.846%	78.80%	605	73.39%	85.20%	6.07%
Rhode Island	7	$1,124,331.83	0.25%	8.208%	74.73%	604	90.76%	100.00%	0.00%
South Carolina	17	$1,622,152.06	0.36%	8.846%	81.95%	608	88.91%	84.16%	20.64%
South Dakota	4	$380,264.11	0.09%	7.611%	80.72%	623	100.00%	100.00%	12.62%
Tennessee	39	$3,903,573.55	0.88%	8.749%	90.19%	612	93.62%	76.42%	64.66%
Texas	380	$31,186,368.21	7.00%	8.851%	82.12%	621	72.57%	62.83%	14.75%
Utah	14	$2,187,375.82	0.49%	8.970%	84.07%	600	58.47%	94.87%	7.23%
Vermont	3	$297,259.99	0.07%	8.687%	88.06%	640	100.00%	90.15%	0.00%
Virginia	76	$14,759,685.06	3.31%	8.034%	79.33%	640	47.92%	87.43%	6.46%
Washington	169	$27,535,624.86	6.18%	8.124%	81.28%	623	85.85%	93.45%	11.33%
West Virginia	7	$1,031,276.85	0.23%	8.909%	82.90%	558	100.00%	100.00%	7.42%
Wisconsin	40	$3,857,629.33	0.87%	8.978%	83.27%	596	97.71%	87.62%	14.59%
Wyoming	3	$465,679.40	0.10%	8.525%	83.29%	614	100.00%	100.00%	32.85%
Total	**2,863**	**$445,440,709.28**	**100.00%**	**8.441%**	**79.79%**	**619**	**62.18%**	**89.29%**	**9.75%**

Mortgage Loan Statistics—Group II

		Minimum	Maximum
Scheduled Principal Balance	$1,151,173,484	$10,796	$1,299,678
Average Scheduled Principal Balance	$248,258		
Number of Mortgage Loans	4,637		
Weighted Average Gross Coupon	8.364%	5.700%	13.750%
Weighted Average FICO Score	645	500	818
Weighted Average Original LTV*	81.18%	9.17%	100.00%
Weighted Average Combined Original LTV**	90.70%	9.17%	100.00%
Weighted Average DTI	40.87%	1.00%	64.00%
Weighted Average Original Term	388 months	180 months	480 months
Weighted Average Stated Remaining Term	387 months	179 months	480 months
Weighted Average Seasoning	1 month	0 months	6 months
Weighted Average Gross Margin	5.056%	4.900%	7.990%
Weighted Average Minimum Interest Rate	8.230%	5.700%	13.750%
Weighted Average Maximum Interest Rate	14.230%	11.700%	19.750%
Weighted Average Initial Rate Cap	2.316%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	36 months	18 months	60 months
Maturity Date		July 1,2021	August 1,2046
Maximum Zip Code Concentration	0.54%	94509	

Adj Rate Mortgage	81.85%	Full	50.33%
Fixed Rate Mortgage	18.15%	Limited	5.04%
		Stated	44.63%
ARM—2 Yr/6 Mth	13.55%		
ARM—2 Yr/6 Mth 40yr	13.97%	Cash-Out Refi	38.69%
ARM—2 Yr/6 Mth IO	4.52%	Purchase	57.91%
ARM—3 Yr/6 Mth	0.87%	Rate/Term Refi	3.41%
ARM—3 Yr/6 Mth 40yr	1.20%		
ARM—3 Yr/6 Mth IO	0.35%	Condominium	8.10%
ARM—5 Yr/6 Mth	9.39%	Planned Unit Development	14.65%
ARM—5 Yr/6 Mth 40yr	6.65%	Single Family	69.20%
ARM—5 Yr/6 Mth IO	2.90%	Townhouse	0.11%
Balloon—2 Yr/6 Mth	19.35%	Two to Four Units	7.94%
Balloon—3 Yr/6 Mth	0.74%		
Balloon—30 Year	1.16%	Investor	8.43%
Balloon—5 Yr/6 Mth	8.36%	Owner-Occupied	89.88%
Fixed—15 Year	0.17%	Second Home	1.69%
Fixed—20 Year	0.04%		
Fixed—30 Year	14.80%	First Lien	93.67%
Fixed—40 Year	1.98%	Second Lien	6.33%
Not Interest Only	92.23%	Top 5 Locations:	
Interest Only	7.77%	California	44.79%
		Florida	11.35%
Prepay Penalty: N/A	31.60%	Texas	4.52%
Prepay Penalty: 12 months	5.92%	Maryland	4.49%
Prepay Penalty: 24 months	32.21%	Illinois	4.45%
Prepay Penalty: 36 months	30.27%		
		PMI Coverage	
		Yes	12.62%
		No	87.38%

*Original LTV for all first lien loans and combined original LTV for all second lien loans
**Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—50,000.00	371	$14,078,127.41	1.22%	10.722%	93.84%	646	55.14%	22.70%	24.93%
50,000.01—100,000.00	824	$61,403,102.16	5.33%	10.375%	91.70%	652	46.06%	33.88%	26.04%
100,000.01—150,000.00	638	$79,530,261.88	6.91%	9.478%	86.67%	643	51.26%	49.92%	16.64%
150,000.01—200,000.00	507	$88,991,773.38	7.73%	8.567%	81.28%	634	59.75%	75.74%	14.80%
200,000.01—250,000.00	418	$94,205,417.76	8.18%	8.294%	79.58%	641	55.86%	81.99%	14.24%
250,000.01—300,000.00	395	$108,029,962.85	9.38%	7.859%	79.33%	646	58.34%	82.71%	12.07%
300,000.01—350,000.00	317	$102,893,775.48	8.94%	8.017%	80.09%	646	49.83%	87.68%	10.28%
350,000.01—400,000.00	221	$82,658,733.16	7.18%	7.947%	80.05%	650	52.41%	87.77%	10.26%
400,000.01—450,000.00	218	$93,418,635.09	8.12%	8.059%	80.61%	651	40.48%	91.70%	13.30%
450,000.01—500,000.00	216	$102,298,772.04	8.89%	8.016%	80.64%	648	42.46%	90.70%	10.69%
500,000.01—550,000.00	153	$80,058,428.01	6.95%	7.982%	79.75%	649	43.14%	94.79%	9.02%
550,000.01—600,000.00	129	$74,384,124.72	6.46%	8.157%	81.15%	644	48.00%	95.39%	14.81%
600,000.01—650,000.00	65	$40,752,822.99	3.54%	8.160%	80.71%	632	47.66%	100.00%	13.73%
650,000.01—700,000.00	52	$35,161,093.96	3.05%	7.901%	78.74%	652	49.89%	88.50%	5.85%
700,000.01—750,000.00	47	$34,323,149.32	2.98%	7.868%	77.85%	646	55.35%	87.17%	10.53%
750,000.01—800,000.00	23	$18,035,743.35	1.57%	8.797%	80.01%	657	39.43%	100.00%	0.00%
800,000.01—850,000.00	10	$8,375,571.28	0.73%	8.848%	75.66%	618	50.12%	90.03%	0.00%
850,000.01—900,000.00	10	$8,706,933.33	0.76%	8.631%	78.86%	634	59.85%	89.92%	0.00%
900,000.01—950,000.00	7	$6,515,012.86	0.57%	9.265%	81.32%	614	42.64%	100.00%	14.48%
950,000.01—1,000,000.00	10	$9,899,870.02	0.86%	8.704%	70.00%	620	50.49%	100.00%	0.00%
>= 1,000,000.01	6	$7,452,173.39	0.65%	7.773%	71.35%	679	100.00%	65.67%	0.00%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	16	$6,071,523.48	0.53%	5.800%	75.84%	663	100.00%	100.00%	0.00%
6.000—6.499	106	$40,863,676.38	3.55%	6.290%	73.00%	682	97.15%	64.28%	2.36%
6.500—6.999	307	$107,851,280.22	9.37%	6.760%	77.08%	667	86.42%	81.16%	4.98%
7.000—7.499	495	$156,131,715.52	13.56%	7.258%	78.71%	653	74.06%	83.22%	9.27%
7.500—7.999	687	$222,045,701.80	19.29%	7.752%	79.25%	646	51.33%	87.86%	8.18%
8.000—8.499	545	$174,691,579.90	15.18%	8.241%	79.78%	645	32.25%	92.75%	7.83%
8.500—8.999	491	$146,012,866.28	12.68%	8.703%	79.86%	643	30.11%	89.81%	13.42%
9.000—9.499	272	$71,751,874.04	6.23%	9.228%	81.16%	637	29.34%	92.78%	16.33%
9.500—9.999	437	$72,888,004.13	6.33%	9.719%	86.22%	623	43.27%	78.42%	25.80%
10.000—10.499	214	$38,443,372.54	3.34%	10.243%	87.67%	620	44.37%	82.92%	44.13%
10.500—10.999	374	$52,184,251.00	4.53%	10.754%	91.64%	624	41.19%	60.14%	25.62%
11.000—11.499	361	$33,761,611.03	2.93%	11.202%	95.13%	621	48.52%	31.40%	19.15%
11.500—11.999	252	$22,083,291.80	1.92%	11.722%	96.61%	641	9.24%	19.14%	16.48%
12.000—12.499	51	$4,334,334.98	0.38%	12.178%	94.73%	638	12.20%	36.09%	32.55%
12.500—12.999	21	$1,659,542.91	0.14%	12.721%	96.50%	636	18.37%	27.83%	21.55%
13.000—13.499	6	$267,011.28	0.02%	13.107%	84.56%	623	30.59%	89.82%	61.43%
13.500—13.999	2	$131,847.15	0.01%	13.667%	94.44%	622	44.37%	100.00%	55.63%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
500—524	70	$20,116,846.86	1.75%	9.948%	74.99%	514	75.13%	86.76%	6.49%
525—549	102	$27,269,076.39	2.37%	9.274%	78.00%	538	78.71%	79.66%	11.97%
550—574	169	$54,501,179.70	4.73%	9.168%	79.53%	563	71.92%	87.03%	9.26%
575—599	191	$59,687,432.77	5.18%	8.967%	78.92%	587	65.67%	81.51%	6.25%
600—624	904	$208,287,466.40	18.09%	8.271%	81.13%	613	62.52%	81.93%	6.60%
625—649	1,261	$297,731,729.29	25.86%	8.346%	81.55%	637	44.71%	82.85%	13.27%
650—674	828	$189,539,844.14	16.46%	8.276%	81.94%	661	43.93%	81.19%	14.43%
675—699	493	$126,686,939.13	11.01%	8.051%	82.21%	685	40.23%	79.33%	19.09%
>= 700	619	$167,352,969.76	14.54%	8.031%	81.54%	731	39.97%	80.85%	16.18%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Original LTV (%)*	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien Loans:									
Less than 60.01%	134	$35,251,308.39	3.06%	7.631%	51.19%	623	72.21%	52.35%	0.00%
60.01 to 70.00%	203	$60,677,320.58	5.27%	7.938%	66.24%	614	64.31%	66.24%	0.00%
70.01 to 80.00%	2,368	$752,925,693.06	65.41%	7.922%	79.40%	650	47.21%	90.52%	0.00%
80.01 to 85.00%									
With MI:	114	$29,543,776.55	2.57%	8.555%	84.59%	644	50.87%	84.42%	100.00%
Without MI:	47	$21,189,414.41	1.84%	9.154%	84.54%	578	55.24%	93.74%	0.00%
85.01 to 90.00%									
With MI:	565	$98,288,333.41	8.54%	9.235%	89.88%	664	45.74%	83.92%	100.00%
Without MI:	127	$40,608,078.75	3.53%	9.182%	89.74%	600	62.67%	96.26%	0.00%
90.01 to 95.00%									
With MI:	63	$15,652,805.12	1.36%	9.180%	94.76%	644	68.12%	82.46%	100.00%
Without MI:	50	$15,428,105.60	1.34%	9.779%	94.81%	596	87.12%	92.28%	0.00%
95.01 to 100.00%									
With MI:	10	$1,742,271.14	0.15%	9.434%	98.95%	644	92.54%	91.62%	100.00%
Without MI:	21	$6,983,628.15	0.61%	10.610%	99.89%	601	93.30%	100.00%	0.00%
Subtotal (First Lien):	**3,702**	**$1,078,290,735.16**	**93.67%**	**8.187%**	**79.93%**	**644**	**50.94%**	**87.39%**	**13.47%**
Second Lien Loans:									
80.01 to 85.00%	2	$229,447.76	0.02%	10.815%	85.00%	735	10.02%	0.00%	0.00%
85.01 to 90.00%	18	$824,506.36	0.07%	11.383%	89.95%	653	37.90%	0.00%	0.00%
90.01 to 95.00%	38	$2,181,240.15	0.19%	10.873%	94.71%	660	53.21%	0.00%	0.00%
95.01 to 100.00%	877	$69,647,555.01	6.05%	10.981%	99.95%	659	41.12%	0.00%	0.00%
Subtotal (Second Lien):	**935**	**$72,882,749.28**	**6.33%**	**10.981%**	**99.64%**	**659**	**41.35%**	**0.00%**	**0.00%**
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Original LTV for all first lien loans and combined original LTV for all second lien loans

Original Effective LTV (%)**	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien Loans:									
Less than 60.01%	886	$180,478,494.61	15.68%	8.808%	81.97%	651	54.14%	77.79%	80.47%
60.01 to 70.00%	203	$60,677,320.58	5.27%	7.938%	66.24%	614	64.31%	66.24%	0.00%
70.01 to 80.00%	2,368	$752,925,693.06	65.41%	7.922%	79.40%	650	47.21%	90.52%	0.00%
80.01 to 85.00%	47	$21,189,414.41	1.84%	9.154%	84.54%	578	55.24%	93.74%	0.00%
85.01 to 90.00%	127	$40,608,078.75	3.53%	9.182%	89.74%	600	62.67%	96.26%	0.00%
90.01 to 95.00%	50	$15,428,105.60	1.34%	9.779%	94.81%	596	87.12%	92.28%	0.00%
95.01 to 100.00%	21	$6,983,628.15	0.61%	10.610%	99.89%	601	93.30%	100.00%	0.00%
Subtotal (First Lien):	**3,702**	**$1,078,290,735.16**	**93.67%**	**8.187%**	**79.93%**	**644**	**50.94%**	**87.39%**	**13.47%**
Second Lien Loans:									
80.01 to 85.00%	2	$229,447.76	0.02%	10.815%	85.00%	735	10.02%	0.00%	0.00%
85.01 to 90.00%	18	$824,506.36	0.07%	11.383%	89.95%	653	37.90%	0.00%	0.00%
90.01 to 95.00%	38	$2,181,240.15	0.19%	10.873%	94.71%	660	53.21%	0.00%	0.00%
95.01 to 100.00%	877	$69,647,555.01	6.05%	10.981%	99.95%	659	41.12%	0.00%	0.00%
Subtotal (Second Lien):	**935**	**$72,882,749.28**	**6.33%**	**10.981%**	**99.64%**	**659**	**41.35%**	**0.00%**	**0.00%**
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

**Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
180	14	$1,932,232.72	0.17%	8.394%	74.15%	636	53.93%	0.00%	22.99%
240	4	$430,042.08	0.04%	7.915%	75.45%	624	100.00%	0.00%	0.00%
360	3,789	$874,830,261.30	75.99%	8.428%	81.43%	644	50.55%	79.00%	13.17%
480	830	$273,980,948.34	23.80%	8.158%	80.43%	648	49.54%	91.68%	10.79%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
121—180	14	$1,932,232.72	0.17%	8.394%	74.15%	636	53.93%	0.00%	22.99%
181—240	4	$430,042.08	0.04%	7.915%	75.45%	624	100.00%	0.00%	0.00%
301—360	3,789	$874,830,261.30	75.99%	8.428%	81.43%	644	50.55%	79.00%	13.17%
>= 361	830	$273,980,948.34	23.80%	8.158%	80.43%	648	49.54%	91.68%	10.79%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—20.00	363	$71,184,851.41	6.18%	8.519%	81.25%	645	67.94%	80.06%	24.54%
20.01—25.00	189	$39,608,815.12	3.44%	8.540%	79.72%	638	66.18%	72.61%	20.94%
25.01—30.00	307	$62,694,150.80	5.45%	8.384%	80.15%	655	61.52%	79.48%	20.34%
30.01—35.00	440	$92,371,161.00	8.02%	8.413%	80.83%	646	53.07%	80.16%	15.98%
35.01—40.00	661	$151,195,063.38	13.13%	8.322%	81.33%	646	54.20%	79.02%	11.10%
40.01—45.00	1,000	$254,985,657.46	22.15%	8.350%	81.60%	648	44.00%	83.06%	7.89%
45.01—50.00	1,384	$380,148,041.10	33.02%	8.348%	81.67%	649	41.33%	84.58%	8.62%
50.01—55.00	288	$97,641,563.65	8.48%	8.297%	79.65%	615	66.59%	80.99%	22.58%
55.01—60.00	3	$812,543.96	0.07%	6.831%	65.46%	662	100.00%	28.67%	30.76%
>= 60.01	2	$531,636.56	0.05%	7.298%	75.27%	639	28.05%	100.00%	0.00%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
ARM—2 Yr/6 Mth	693	$155,955,892.53	13.55%	8.955%	81.78%	630	40.67%	100.00%	18.83%
ARM—2 Yr/6 Mth 40yr	455	$160,792,373.68	13.97%	8.292%	81.11%	650	40.30%	100.00%	7.01%
ARM—2 Yr/6 Mth IO	148	$51,988,790.13	4.52%	7.572%	80.21%	662	61.66%	100.00%	6.36%
ARM—3 Yr/6 Mth	43	$10,007,904.97	0.87%	8.731%	83.03%	629	44.14%	100.00%	23.31%
ARM—3 Yr/6 Mth 40yr	44	$13,803,150.74	1.20%	8.326%	81.23%	628	61.87%	100.00%	9.94%
ARM—3 Yr/6 Mth IO	13	$4,068,232.00	0.35%	6.685%	79.32%	647	76.10%	100.00%	2.10%
ARM—5 Yr/6 Mth	462	$108,067,116.98	9.39%	8.613%	79.05%	619	58.98%	100.00%	19.64%
ARM—5 Yr/6 Mth 40yr	253	$76,584,591.64	6.65%	8.048%	79.63%	646	56.31%	100.00%	16.73%
ARM—5 Yr/6 Mth IO	95	$33,421,372.28	2.90%	7.566%	79.39%	673	71.65%	100.00%	12.58%
Balloon—2 Yr/6 Mth	559	$222,782,786.81	19.35%	8.085%	81.25%	652	33.16%	100.00%	9.94%
Balloon—3 Yr/6 Mth	26	$8,554,765.71	0.74%	8.052%	82.27%	655	40.18%	100.00%	18.13%
Balloon—30 Year	36	$13,389,061.17	1.16%	7.331%	72.46%	675	87.85%	0.00%	13.82%
Balloon—5 Yr/6 Mth	273	$96,243,686.93	8.36%	7.600%	79.06%	651	62.12%	100.00%	12.75%
Fixed—15 Year	14	$1,932,232.72	0.17%	8.394%	74.15%	636	53.93%	0.00%	22.99%
Fixed—20 Year	4	$430,042.08	0.04%	7.915%	75.45%	624	100.00%	0.00%	0.00%
Fixed—30 Year	1,441	$170,350,651.79	14.80%	9.305%	85.60%	645	60.27%	0.00%	9.92%
Fixed—40 Year	78	$22,800,832.28	1.98%	7.480%	77.87%	656	84.48%	0.00%	17.97%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Interest Only	256	$89,478,394.41	7.77%	7.530%	79.87%	665	66.05%	100.00%	8.49%
Not Interest Only	4,381	$1,061,695,090.03	92.23%	8.434%	81.29%	643	49.01%	80.32%	12.96%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	4,381	$1,061,695,090.03	92.23%	8.434%	81.29%	643	49.01%	80.32%	12.96%
24	148	$51,988,790.13	4.52%	7.572%	80.21%	662	61.66%	100.00%	6.36%
36	13	$4,068,232.00	0.35%	6.685%	79.32%	647	76.10%	100.00%	2.10%
60	95	$33,421,372.28	2.90%	7.566%	79.39%	673	71.65%	100.00%	12.58%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	1,559	$363,761,019.61	31.60%	8.889%	82.10%	640	47.82%	83.91%	15.86%
12	214	$68,160,590.48	5.92%	8.609%	80.05%	652	43.76%	86.58%	9.79%
24	1,458	$370,811,051.81	32.21%	8.331%	82.25%	647	43.20%	90.97%	7.80%
36	1,406	$348,440,822.54	30.27%	7.801%	79.30%	647	61.82%	69.08%	14.90%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien	3,702	$1,078,290,735.16	93.67%	8.187%	79.93%	644	50.94%	87.39%	13.47%
Second Lien	935	$72,882,749.28	6.33%	10.981%	99.64%	659	41.35%	0.00%	0.00%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Full	2,379	$579,413,237.05	50.33%	7.952%	80.50%	635	100.00%	76.67%	12.47%
Limited	222	$57,969,842.43	5.04%	8.254%	81.78%	634	0.00%	83.44%	9.18%
Stated	2,036	$513,790,404.96	44.63%	8.840%	81.88%	658	0.00%	87.52%	13.17%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Cash-Out Refi	1,520	$445,339,378.82	38.69%	8.204%	78.27%	627	63.43%	75.77%	15.19%
Purchase	2,961	$666,599,917.65	57.91%	8.487%	83.24%	659	39.66%	86.65%	10.74%
Rate/Term Refi	156	$39,234,187.97	3.41%	8.080%	79.31%	615	82.97%	69.40%	15.28%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Condominium	417	$93,234,300.50	8.10%	8.407%	82.54%	651	47.97%	86.24%	9.21%
Planned Unit Development	673	$168,686,280.94	14.65%	8.320%	81.67%	644	55.44%	83.06%	9.34%
Single Family	3,182	$796,567,254.62	69.20%	8.343%	80.91%	643	50.20%	81.07%	13.53%
Townhouse	9	$1,273,508.59	0.11%	8.518%	81.51%	617	97.03%	81.13%	2.97%
Two to Four Units	356	$91,412,139.79	7.94%	8.573%	81.20%	659	43.85%	81.96%	14.32%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Investor	646	$97,101,206.22	8.43%	9.555%	85.05%	666	39.09%	87.52%	56.17%
Owner-Occupied	3,915	$1,034,626,015.79	89.88%	8.250%	80.81%	643	51.34%	81.24%	8.00%
Second Home	76	$19,446,262.43	1.69%	8.439%	81.52%	648	53.06%	86.26%	40.73%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Adj Rate Mortgage	3,064	$942,270,664.40	81.85%	8.230%	80.60%	644	47.15%	100.00%	12.94%
Fixed Rate Mortgage	1,573	$208,902,820.04	18.15%	8.968%	83.79%	648	64.71%	0.00%	11.15%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
<= 4.999	2,883	$889,020,037.00	94.35%	8.175%	80.83%	648	46.10%	100.00%	12.80%
5.000—5.999	130	$39,147,104.96	4.15%	9.071%	79.26%	585	66.19%	100.00%	18.17%
6.000—6.999	50	$13,867,098.17	1.47%	9.375%	69.73%	554	59.83%	100.00%	5.55%
>= 7.000	1	$236,424.27	0.03%	7.613%	84.46%	590	100.00%	100.00%	100.00%
Total	**3,064**	**$942,270,664.40**	**100.00%**	**8.230%**	**80.60%**	**644**	**47.15%**	**100.00%**	**12.94%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	16	$6,071,523.48	0.64%	5.800%	75.84%	663	100.00%	100.00%	0.00%
6.000—6.499	62	$26,268,181.33	2.79%	6.292%	77.89%	673	95.56%	100.00%	2.54%
6.500—6.999	241	$87,534,655.38	9.29%	6.761%	78.12%	666	86.43%	100.00%	5.46%
7.000—7.499	394	$129,929,111.57	13.79%	7.263%	79.49%	654	71.33%	100.00%	9.05%
7.500—7.999	581	$195,099,330.24	20.71%	7.754%	79.51%	648	47.28%	100.00%	7.03%
8.000—8.499	484	$162,024,400.61	17.20%	8.241%	80.12%	646	28.92%	100.00%	6.74%
8.500—8.999	407	$131,128,018.75	13.92%	8.700%	80.02%	646	26.94%	100.00%	12.77%
9.000—9.499	226	$66,571,194.04	7.06%	9.224%	80.96%	635	27.10%	100.00%	16.67%
9.500—9.999	234	$57,158,866.49	6.07%	9.701%	84.18%	613	36.61%	100.00%	30.35%
10.000—10.499	157	$31,876,469.24	3.38%	10.233%	87.76%	623	39.79%	100.00%	48.27%
10.500—10.999	136	$31,384,349.34	3.33%	10.750%	88.09%	598	39.75%	100.00%	35.13%
11.000—11.499	62	$10,599,779.01	1.12%	11.165%	88.54%	590	43.05%	100.00%	41.70%
11.500—11.999	32	$4,226,865.47	0.45%	11.687%	88.20%	624	25.07%	100.00%	56.74%
12.000—12.499	20	$1,564,372.58	0.17%	12.167%	88.28%	622	15.58%	100.00%	74.56%
12.500—12.999	5	$461,863.14	0.05%	12.766%	91.95%	649	39.08%	100.00%	60.92%
13.000—13.499	5	$239,836.58	0.03%	13.120%	84.51%	624	34.06%	100.00%	57.06%
13.500—13.999	2	$131,847.15	0.01%	13.667%	94.44%	622	44.37%	100.00%	55.63%
Total	**3,064**	**$942,270,664.40**	**100.00%**	**8.230%**	**80.60%**	**644**	**47.15%**	**100.00%**	**12.94%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
11.500—11.999	16	$6,071,523.48	0.64%	5.800%	75.84%	663	100.00%	100.00%	0.00%
12.000—12.499	62	$26,268,181.33	2.79%	6.292%	77.89%	673	95.56%	100.00%	2.54%
12.500—12.999	241	$87,534,655.38	9.29%	6.761%	78.12%	666	86.43%	100.00%	5.46%
13.000—13.499	394	$129,929,111.57	13.79%	7.263%	79.49%	654	71.33%	100.00%	9.05%
13.500—13.999	581	$195,099,330.24	20.71%	7.754%	79.51%	648	47.28%	100.00%	7.03%
14.000—14.499	484	$162,024,400.61	17.20%	8.241%	80.12%	646	28.92%	100.00%	6.74%
14.500—14.999	407	$131,128,018.75	13.92%	8.700%	80.02%	646	26.94%	100.00%	12.77%
15.000—15.499	226	$66,571,194.04	7.06%	9.224%	80.96%	635	27.10%	100.00%	16.67%
15.500—15.999	234	$57,158,866.49	6.07%	9.701%	84.18%	613	36.61%	100.00%	30.35%
16.000—16.499	157	$31,876,469.24	3.38%	10.233%	87.76%	623	39.79%	100.00%	48.27%
16.500—16.999	136	$31,384,349.34	3.33%	10.750%	88.09%	598	39.75%	100.00%	35.13%
17.000—17.499	62	$10,599,779.01	1.12%	11.165%	88.54%	590	43.05%	100.00%	41.70%
17.500—17.999	32	$4,226,865.47	0.45%	11.687%	88.20%	624	25.07%	100.00%	56.74%
18.000—18.499	20	$1,564,372.58	0.17%	12.167%	88.28%	622	15.58%	100.00%	74.56%
18.500—18.999	5	$461,863.14	0.05%	12.766%	91.95%	649	39.08%	100.00%	60.92%
19.000—19.499	5	$239,836.58	0.03%	13.120%	84.51%	624	34.06%	100.00%	57.06%
19.500—19.999	2	$131,847.15	0.01%	13.667%	94.44%	622	44.37%	100.00%	55.63%
Total	**3,064**	**$942,270,664.40**	**100.00%**	**8.230%**	**80.60%**	**644**	**47.15%**	**100.00%**	**12.94%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	150	$52,414,381.44	5.56%	7.588%	80.11%	661	61.43%	100.00%	6.31%
2.000	1,708	$539,666,253.02	57.27%	8.398%	81.36%	645	37.45%	100.00%	11.63%
3.000	1,206	$350,190,029.94	37.16%	8.067%	79.51%	641	59.95%	100.00%	15.95%
Total	**3,064**	**$942,270,664.40**	**100.00%**	**8.230%**	**80.60%**	**644**	**47.15%**	**100.00%**	**12.94%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	3,064	$942,270,664.40	100.00%	8.230%	80.60%	644	47.15%	100.00%	12.94%
Total	**3,064**	**$942,270,664.40**	**100.00%**	**8.230%**	**80.60%**	**644**	**47.15%**	**100.00%**	**12.94%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
2/1/2008	2	$962,513.83	0.10%	8.436%	80.00%	645	81.75%	100.00%	0.00%
3/1/2008	10	$2,602,312.01	0.28%	8.786%	81.99%	637	31.99%	100.00%	9.31%
4/1/2008	23	$6,203,192.66	0.66%	8.435%	80.50%	664	28.99%	100.00%	7.31%
5/1/2008	7	$845,000.52	0.09%	8.828%	84.18%	666	21.62%	100.00%	24.38%
6/1/2008	94	$32,201,380.92	3.42%	8.258%	81.32%	649	44.75%	100.00%	5.06%
7/1/2008	1,367	$447,650,146.21	47.51%	8.302%	81.19%	646	39.06%	100.00%	10.76%
8/1/2008	352	$101,055,297.00	10.72%	8.428%	81.55%	648	40.88%	100.00%	15.23%
4/1/2009	6	$1,827,108.74	0.19%	7.974%	79.96%	623	70.02%	100.00%	0.00%
5/1/2009	1	$188,500.98	0.02%	9.250%	80.00%	659	0.00%	100.00%	0.00%
6/1/2009	7	$2,306,142.21	0.24%	7.842%	82.35%	629	78.25%	100.00%	22.81%
7/1/2009	93	$27,746,216.49	2.94%	8.199%	81.63%	637	50.23%	100.00%	14.60%
8/1/2009	19	$4,366,085.00	0.46%	8.362%	83.11%	642	56.59%	100.00%	17.49%
3/1/2011	3	$902,438.70	0.10%	9.020%	82.40%	645	0.00%	100.00%	0.00%
4/1/2011	6	$897,650.01	0.10%	8.929%	78.16%	636	48.54%	100.00%	5.30%
5/1/2011	9	$2,244,981.74	0.24%	7.229%	79.13%	667	85.30%	100.00%	7.73%
6/1/2011	84	$22,223,182.16	2.36%	8.095%	78.42%	627	78.18%	100.00%	16.63%
7/1/2011	724	$214,612,037.22	22.78%	7.993%	79.16%	642	59.61%	100.00%	15.52%
8/1/2011	257	$73,436,478.00	7.79%	8.222%	79.65%	643	58.46%	100.00%	18.10%
Total	**3,064**	**$942,270,664.40**	**100.00%**	**8.230%**	**80.60%**	**644**	**47.15%**	**100.00%**	**12.94%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Alabama	27	$2,889,608.10	0.25%	9.171%	84.44%	624	83.95%	63.88%	54.64%
Alaska	16	$3,267,577.74	0.28%	9.176%	82.06%	578	87.86%	92.47%	17.60%
Arizona	68	$14,281,504.36	1.24%	8.102%	79.02%	645	51.77%	91.42%	11.96%
Arkansas	2	$87,549.40	0.01%	10.398%	91.21%	626	100.00%	0.00%	100.00%
California	1,586	$515,587,487.36	44.79%	8.080%	80.95%	653	45.36%	84.65%	8.34%
Colorado	62	$14,335,840.36	1.25%	8.160%	81.97%	636	66.52%	86.80%	12.37%
Connecticut	23	$5,244,038.95	0.46%	8.425%	83.51%	632	71.85%	74.99%	29.09%
Delaware	1	$256,401.32	0.02%	6.965%	93.27%	651	100.00%	100.00%	100.00%
District of Columbia	11	$3,375,192.86	0.29%	8.908%	83.16%	628	50.41%	83.51%	16.87%
Florida	582	$130,616,821.78	11.35%	8.382%	80.59%	640	50.68%	78.51%	10.92%
Georgia	82	$15,875,877.77	1.38%	8.960%	84.80%	632	58.95%	81.65%	37.03%
Hawaii	15	$5,265,280.69	0.46%	7.623%	76.55%	654	45.67%	66.50%	13.72%
Idaho	9	$1,562,424.96	0.14%	8.881%	82.03%	645	43.63%	66.87%	0.00%
Illinois	242	$51,267,974.82	4.45%	9.121%	82.11%	639	44.29%	86.86%	16.69%
Indiana	80	$5,846,809.57	0.51%	10.039%	87.89%	657	41.12%	54.06%	65.77%
Iowa	8	$595,284.27	0.05%	9.624%	86.08%	627	70.37%	79.11%	55.46%
Kansas	7	$700,285.97	0.06%	8.975%	86.80%	645	80.30%	87.87%	31.01%
Kentucky	15	$2,064,278.14	0.18%	8.491%	82.00%	647	100.00%	67.04%	49.14%
Louisiana	10	$1,130,427.12	0.10%	8.861%	81.32%	608	95.22%	48.28%	25.01%
Maine	3	$560,791.31	0.05%	8.930%	70.55%	580	24.95%	100.00%	0.00%
Maryland	186	$51,734,131.62	4.49%	8.402%	81.22%	637	55.48%	84.97%	12.84%
Massachusetts	65	$17,458,519.42	1.52%	8.770%	83.30%	634	54.21%	81.41%	12.59%
Michigan	121	$13,816,910.94	1.20%	9.340%	85.84%	643	55.40%	73.25%	45.73%
Minnesota	36	$7,210,148.02	0.63%	8.963%	84.72%	636	38.50%	78.35%	31.71%
Missouri	46	$4,666,939.10	0.41%	9.550%	86.08%	631	45.41%	81.99%	55.79%
Montana	9	$2,011,188.45	0.17%	7.599%	75.08%	661	70.09%	21.24%	9.91%
Nebraska	6	$511,599.27	0.04%	9.043%	84.37%	585	100.00%	9.30%	59.61%
Nevada	23	$4,248,222.48	0.37%	8.163%	81.47%	632	71.82%	76.78%	0.00%
New Hampshire	10	$2,362,028.03	0.21%	8.015%	74.01%	641	93.01%	67.15%	11.81%
New Jersey	184	$50,946,077.24	4.43%	8.776%	80.19%	635	51.33%	85.20%	12.83%
New Mexico	14	$1,724,168.01	0.15%	8.536%	82.23%	607	84.21%	56.37%	50.93%
New York	147	$47,235,315.27	4.10%	8.428%	79.56%	651	46.66%	81.88%	7.72%
North Carolina	35	$5,361,792.06	0.47%	8.680%	79.99%	621	77.32%	91.64%	24.19%
Ohio	33	$3,138,753.35	0.27%	9.521%	88.32%	636	77.40%	86.04%	76.50%
Oklahoma	8	$1,437,351.04	0.12%	8.600%	82.45%	647	91.43%	69.84%	23.89%
Oregon	45	$11,711,675.06	1.02%	8.126%	79.29%	640	73.44%	82.98%	23.75%
Pennsylvania	71	$11,280,943.14	0.98%	8.732%	78.62%	634	58.90%	81.54%	22.55%
Rhode Island	9	$1,366,246.79	0.12%	9.636%	84.92%	631	50.64%	74.62%	0.00%
South Carolina	16	$2,989,990.31	0.26%	8.573%	82.73%	590	80.51%	94.69%	16.41%
South Dakota	2	$253,875.86	0.02%	8.456%	80.00%	631	0.00%	100.00%	0.00%
Tennessee	23	$2,515,620.45	0.22%	9.441%	86.27%	635	59.95%	61.69%	59.46%
Texas	365	$52,055,991.85	4.52%	8.689%	81.40%	634	53.34%	62.55%	8.94%
Utah	17	$4,207,996.70	0.37%	8.711%	82.66%	671	26.57%	90.35%	20.09%
Vermont	1	$203,857.46	0.02%	7.800%	80.00%	631	100.00%	0.00%	0.00%
Virginia	96	$27,542,393.06	2.39%	8.582%	81.89%	637	36.91%	86.03%	5.07%
Washington	162	$39,777,948.03	3.46%	8.015%	81.63%	648	75.30%	78.20%	16.10%
West Virginia	7	$958,576.08	0.08%	9.814%	80.84%	629	47.64%	69.42%	39.61%
Wisconsin	49	$7,363,050.67	0.64%	9.487%	82.67%	615	57.81%	79.08%	26.80%
Wyoming	2	$270,717.83	0.02%	9.478%	85.58%	587	100.00%	43.85%	56.15%
Total	**4,637**	**$1,151,173,484.44**	**100.00%**	**8.364%**	**81.18%**	**645**	**50.33%**	**81.85%**	**12.62%**